Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable


05006556

4 March 2005


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH, D.C. 179 SECTION

The Manager
Stop 3-9
Office of International Corporate Fir
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

3/21

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

4 March 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that the number of options granted pursuant to the Southcorp Executive Share and Option Plan to acquire additional fully paid ordinary shares in the capital of the Company have lapsed and been cancelled, in accordance with the rules of the Plan, as set out below:

Date Options Granted	Exercise Price	Date Options Lapsed	No. of Options Lapsed
12 November 1999	$5.38	1 March 2005	50,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY



Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia



Australia's Most Famous Wine



ROSEMOUNT
ESTATE

The prestige wine of Australia



LINDEMANS

making life more enjoyable

8 March 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549



SEC MAIL PROCESSING
RECEIVED
MAR 1 7 2005
WASH. D.C.
179
SECTION

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
SUPPLEMENTARY TARGET'S STATEMENT, MEDIA RELEASE, LETTER AND PRESENTATION SLIDES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP

Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 . E-mail: nick.mowat @southcorp.com.au

Southcorp Limited (ABN 80 007 722 643)

Supplementary Target's Statement

1. Introduction

This document is a supplementary target's statement under section 644 of the Corporations Act. It is the first supplementary target's statement (***Supplementary Target's Statement***) issued by Southcorp Limited (ABN 80 007 722 643) (***Southcorp***) in relation to the off-market takeover bid (***Offer***) by Beringer Blass Wines Pty Ltd (ACN 105 344 965), a wholly owned subsidiary of Foster's Group Limited (ABN 49 007 620 886), for all the ordinary shares in Southcorp.

This Supplementary Target's Statement supplements, and should be read together with, the target's statement dated 17 February 2005 (***Original Target's Statement***) in relation to the Offer. Unless the context requires otherwise, defined terms in the Original Target's Statement have the same meaning when used in this Supplementary Target's Statement.

2. Independent Expert's Report

At the request of the Directors of Southcorp, Lonergan Edwards & Associates Limited (ABN 53 095 445 560) (the ***Independent Expert***) has prepared a report in connection with the Offer. A copy of the Independent Expert's report is attached as an Annexure to this Supplementary Target's Statement.

The Independent Expert has valued Southcorp at between $4.57 and $4.80 per share and has concluded that Foster's Offer of $4.14 is neither fair nor reasonable.

3. Consent

Lonergan Edwards & Associates Limited (ABN 53 095 445 560) has given, and before the date of issue of this Supplementary Target's Statement has not withdrawn, its consent:

- to be named in this Supplementary Target's Statement in the form and context in which it is named;
- to the inclusion in this Supplementary Target's Statement of its report in the form and context in which the report is included; and
- to the inclusion in this Supplementary Target's Statement of statements based on or referable to statements made in its report, in the form and context in which such statements are included.

4. Authorisation

This Supplementary Target's Statement has been approved by a resolution passed by the Directors of Southcorp.

DATED 8 March 2005

SIGNED for and on behalf of Southcorp



Martin Hudson
Chief General Counsel & Company Secretary

Annexure

Independent Expert's Report

LONERGAN EDWARDS
& ASSOCIATES LIMITED

ABN 53 095 445 560
AFS Licence No 246532
Level 27, 363 George Street
Sydney NSW 2000 Australia
GPO Box 1640, Sydney NSW 2001

Telephone: [61 2] 8235 7500
Facsimile: [61 2] 8235 7550
www.lonerganedwards.com.au

The Directors
Southcorp Limited
403 Pacific Highway
Artarmon NSW 2064

7 March 2005

Subject: Takeover offer for Southcorp Limited by Foster's Group Limited

Dear Sirs

Introduction

1 On 17 January 2005, Foster's Group Limited (Foster's) announced that:

(a) on 13 January 2005 Foster's had acquired an 18.8% interest in Southcorp Limited (Southcorp) for A$4.17 per share from Southcorp's largest shareholder, Reline Investments Pty Limited (Reline); and

(b) Foster's intended to make a conditional off-market takeover offer (the Offer) for all the shares in Southcorp that it does not own at A$4.17 per share in cash.

2 Following the announcement by Southcorp that it will pay a dividend of 3 cents per share with respect to the six months ended 31 December 2004, the Offer price has been reduced to A$4.14 per share.

3 Southcorp is a major Australian wine producer, providing viticulture, production and marketing of red, white, sparkling and fortified wines. In the year ended 30 June 2004 Southcorp sold 20.1 million cases of wine[1], generating net sales revenue of A$1.16 billion predominantly in the Americas, Australasia, the UK and Europe.

[1] Excludes sales of bulk wine.

4 Southcorp has over 8,000 hectares of vineyards throughout the main grape growing regions of Australia, with a network of 11 wineries located in NSW, Victoria, South Australia and Western Australia. The company also owns vineyards and a winery in France and has small viticulture activities in the United States of America. Its four core premium brands are Penfolds, Rosemount Estate, Lindemans and Wynns Coonawarra Estate. In aggregate these brands account for around 81% of Southcorp's total sales revenue and around 75% of total sales volume.

5 Foster's is an Australian based, international multi-beverage company. Its main businesses are Carlton and United Beverages (producing, selling and distributing beer, spirits, RTDs, cider, wine and non-alcoholic beverages), Beringer Blass Wine Estate (producing, marketing and selling premium wine internationally), Foster's Clubs and Services (consumer direct wine clubs and wine services business) and Foster's Brewing International (responsible for the development of the Foster's Lager brand globally).

6 Foster's produces, markets and sells 19 million cases of wine annually, resulting in revenues of over A$1.4 billion. Following the sale of all vineyards identified for divestment under the June 2004 Wine Trade Review, Foster's will control approximately 7,800 hectares of vineyard plantings in Australia, New Zealand, California and Europe. Major brands include Foster's Lager, Victoria Bitter, Crown Lager, Carlton Draught, Cascade Premium Lager, Wolf Blass, Beringer, Yellowglen, Matua Valley, Saltram Estate, Jamieson's Run, Stag's Leap Winery, Chateau St. Jean, Meridian and Castello di Gabbiano.

7 Whilst there is no statutory requirement for Southcorp to obtain an Independent Expert's Report (IER), the Directors of Southcorp have requested that Lonergan Edwards & Associates Limited (LEA) prepare an IER stating whether, in LEA's opinion, the Offer by Foster's is "fair and reasonable".

8 LEA is independent of Southcorp and Foster's and has no involvement with, or interest in, the outcome of the Offer other than the preparation of this report.

Summary of opinion

9 **LEA has concluded that the Foster's Offer is neither fair nor reasonable.**

Forecast short term profit improvements

10 Southcorp's historical and forecast results for the years ending 30 June 2005 and 30 June 2006 do not reflect the full profit benefit from previously announced rationalisation and re-organisation initiatives. Profits during 2005 and 2006 will also be adversely affected by onerous grape price contracts and do not reflect the full benefit of the prevailing reduced grape prices.

Forecast medium term profit improvements

11 As a result of identified cost saving initiatives, long term earnings before interest, tax and goodwill amortisation (EBITA)[2] should significantly exceed the level of normalised EBITA forecast for the year ending 30 June 2006 of around A$200 million (adjusted for non-recurring items), with further significant profit increases likely to emerge thereafter from the rationalisation and re-organisation initiatives.

12 However, as the full benefits of these initiatives will not be reflected in Southcorp's profits until 2009, we have separately assessed the present value of these benefits which amount to a further A$43.6 million per annum by 2009.

Benefits unique to Southcorp

13 In order to ensure that there is no double counting of forecast profit improvements in the EBITA multiple and the forecast profits, and no double counting of synergy benefits, we have:

(a) based our 2006 EBITA multiple on the EBITA multiples of other listed wine companies

(b) applied a premium for control

(c) reduced the resulting EBITA multiple applied to base earnings to eliminate that part of the premium for control relating to synergy benefits

(d) valued the synergy benefits separately

(e) only capitalised those profit improvements which are unique to Southcorp and which, by definition, cannot be reflected in the EBITA multiples of other publicly listed companies or market transactions

(f) discounted additional post 2006 profits arising out of cost saving initiatives already put in place to their present value at a risk adjusted discount rate

(g) cross-checked the EBITA multiple implied by our total assessed enterprise values for reasonableness with the EBITA multiples implied by other recent acquisitions in the wine industry

(h) further cross-checked the reasonableness of our total assessed enterprise value and EBITA multiple, having regard to the forecast profit growth of Southcorp relative to the forecast growth of other comparable listed wine companies.

[2] Excluding non-recurring items and gains from Southcorp's hedge book.

Share of synergy benefits

14 In addition to the benefits of acquiring Australia's leading wine company, potential purchasers of Southcorp should be able to generate very significant synergy benefits. In the case of the acquisition of Southcorp by Foster's these benefits have been assessed by Southcorp management at some A$160 million per annum.

15 This assessment of the synergy benefits does not include enhanced revenue opportunities which are also likely to be available to Foster's or to other potential purchasers.

16 In our valuation of Southcorp we have included a proportion (but not all) of the synergies available to potential purchasers. In our opinion, this is appropriate given the high value of potential synergies (which is very material relative to Southcorp's standalone profitability) and the strategic value of Southcorp to potential acquirers.

17 In our opinion, it is not correct to exclude the value attributable by us to synergies to derive the value of Southcorp shares. This is because observed market transactions from which market values and transaction multiples are derived frequently reflect an element of synergy benefits. However, we have separately assessed the proportion of synergies we believe should be reflected in Southcorp's market value, and have therefore reduced the EBITA multiple applied to base earnings accordingly (so as to not double count the value of synergies).

Valuation of Southcorp

18 LEA has valued 100% of the ordinary shares in Southcorp on a controlling interest basis at between A$4.57 and A$4.80 per share (after deducting the 3 cent interim dividend), as summarised below:

Value of Southcorp on a 100% controlling interest basis	Report para ref	Low A$m	High A$m
2006 base EBITA	96	200.0	200.0
EBITA multiple applied to base earnings	104	13.8	14.2
		2,760.0	2,840.0
NPV of benefits specific to Southcorp post 2006[1]	118	438.2	454.9
Net capital expenditure and implementation costs associated with initiatives	120	(54.7)	(54.7)
Share of synergies	135	630.0	710.0
Enterprise value		3,773.5	3,950.2
Net debt[2]	143	(450.0)	(450.0)
Surplus assets	141	29.1	29.1
Market value of hedge book[3]	145	70.0	70.0

Value of Southcorp on a 100% controlling interest basis	Report para ref	Low A$m	High A$m
Value of 100% of shares – including dividend		3,422.6	3,599.3
Shares on issue[4]	44	744.5	744.5
Value per share – including dividend		$4.60	$4.83
Less interim dividend		($0.03)	($0.03)
Value per share – excluding dividend		$4.57	$4.80

Notes:

1 NPV is net present value.

2 Excludes capital expenditure and costs associated with initiatives allowed for separately above.

3 Net of tax.

4 Southcorp has 4,325,953 options on issue, exercisable at prices ranging from A$2.83 to A$5.42. However, almost all options are subject to holding period and/or performance hurdles which have not yet been met. Furthermore, only a small proportion of the options which are in the money are currently exercisable in the event of a takeover. Consequently, the dilutionary impact of outstanding options is not material.

19 Overall, our total value of Southcorp represents a 2006 (forecast) EBITA multiple of 18.9 to 19.8 and a 2006 (forecast) EBITDA multiple of 15.4 to 16.2 (based on base earnings before hedge book gains and before the full benefit of rationalisation initiatives), calculated as follows:

Overall multiples	Low A$m	High A$m
Enterprise value (a)[1]	3,773.5	3,950.2
2006 base EBITA (b)[2]	200.0	200.0
2006 Depreciation	44.5	44.5
2006 base EBITDA (c)[2]	244.5	244.5
2006 base EBITA multiple (a ÷ b)	18.9	19.8
2006 base EBITDA multiple (a ÷ c)	15.4	16.2

Notes:

1 Includes proportion of value of synergy benefits.

2 EBITA and EBITDA excludes the full year benefit of rationalisation and re-organisation initiatives and lower grape prices resulting from the expiry of onerous grape contracts which are forecast to generate a further A$43.6 million per annum (in real terms) by 2009.

20 In our opinion, these overall multiples are reasonable when compared to recent transaction multiples (for example the (historical) EBITA multiples paid for Peter Lehmann 19.7, Petaluma 22.2, Pipers Brook 31.3, Banksia 20.6, Montana 24.2 and Mondavi 21.5 – refer Appendix D), the significant profit improvements to emerge in 2007 to 2009 from the announced initiatives, and the large value of the synergies available to potential acquirers.

Implied takeover premium

21 Overall, our value per share (including the 3 cent dividend) implies the following takeover premiums:

Implied premium relative to recent Southcorp share price			
	Southcorp share price	Implied takeover premium	
		Low	High
Based on Southcorp share price on:	$	%	%
22 December 2004[1]	3.70	24.3	30.5
22 November 2004 closing price 1 month prior	3.52	30.7	37.2
22 September 2004 closing price 3 months prior	3.43	34.1	40.8
1-Month VWAP (22/11/04 – 21/12/04)	3.66	25.7	32.0
3-Month VWAP (22/9/04 – 21/12/04)	3.57	28.9	35.3

Note:

1 Due to the significant increase in the price of Southcorp's shares between 22 December 2004 and 30 December 2004 (which indicates that there was speculation in the market about pending corporate activity in relation to Southcorp shares) we have calculated the premium using the listed market prices on or prior to 22 December 2004.

22 The takeover premiums implied by our valuation are consistent with **average** takeover premiums. However, given the very high value of synergy benefits, in our opinion, an above average takeover premium is appropriate (consistent with the range of premiums implied by other market transactions where significant synergies were expected to be generated).

Assessment of fairness

23 As the value of the consideration offered by Foster's of A$4.14 (excluding the 3 cent interim dividend) is less than our assessed value of 100% of the shares in Southcorp of A$4.57 to A$4.80 per share (excluding the 3 cent dividend) we are of the opinion that the Offer is not fair.

Assessment of reasonableness

24 Pursuant to ASIC Policy Statement 75, an offer may be "reasonable" if, despite not being "fair" but after considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

25 In our opinion, the Foster's Offer is neither fair nor reasonable because:

(a) the value of the consideration offered by Foster's is significantly less than the value of 100% of Southcorp shares on a controlling interest basis

(b) Foster's does not currently control Southcorp and should therefore be prepared to pay a premium for control to reflect the passing of control to Foster's under the Offer

(c) since the Foster's Offer was announced the market price of Southcorp shares has exceeded the price offered by Foster's. Following the announcement of the Offer up until 4 March 2005 Southcorp shares have traded at prices ranging from A$4.30 to A$4.76. This suggests that the market consensus view is that the Offer is too low (consistent with our view) and will need to be increased if Foster's Offer is to be successful

(d) Southcorp shareholders are not being paid a reasonable share of the very significant synergy and efficiency benefits which Foster's are likely to be able to generate if the takeover is successful. Given the size of these synergies and efficiencies, and the fact that the acquisition of Southcorp will result in Foster's becoming the world's largest premium wine company by revenue[3], we believe Foster's should be prepared to pay a higher price than currently offered.

Value of Southcorp to Foster's

26 Assuming Foster's achieves the synergies estimated by Southcorp management, the value of Southcorp to Foster's would range between A$5.84 and A$5.97 per share, calculated as follows:

Value of Southcorp to Foster's	A$m	A$m
Value of Southcorp	3,422.6	3,599.3
Total value of synergies	1,577.5	1,577.5
Less share of synergies reflected in our value	(630.0)	(710.0)
Value of Southcorp to Foster's	4,370.1	4,466.8
Shares on issue	744.5	744.5
Value of Southcorp to Foster's – including dividend	$5.87	$6.00
Less interim dividend	(0.03)	(0.03)
Value of Southcorp to Foster's – excluding dividend	$5.84	$5.97

[3] Source: Foster's Investor Presentation, 17 January 2005 and Southcorp's Target Statement dated 17 February 2005

27 As indicated above, the value of Southcorp to Foster's significantly exceeds our value of Southcorp. This is because our value of Southcorp assumes that a potential purchaser would pay away an amount equal to A$630 million to A$710 million for synergy benefits (equivalent to approximately 40% to 45% of the total value of synergies identified by Southcorp). Our assessment of the value of synergy benefits allows for the risks associated with achieving the synergy benefits, uncertainty as to their timing and quantum and allows for the fact that a bidder would only pay away a proportion of the total value of synergy benefits identified. In contrast, the value of Southcorp to Foster's reflects 100% of the value of synergies.

Other matters

28 The impact of accepting the Offer on the tax position of Southcorp shareholders depends on the individual circumstances of each investor. Shareholders should consult their own professional advisers if in doubt as to the taxation consequences of the Offer.

29 The ultimate decision whether to accept the Offer should be based on each shareholder's assessment of their own circumstances, including their risk profile, liquidity preference, tax position and expectations as to value and future market conditions. If shareholders are in doubt about the action they should take in relation to the Offer or matters dealt with in this report, shareholders should seek independent professional advice. For our full opinion on the Offer, and the reasoning behind our opinion, we recommend that Southcorp shareholders read the remainder of our report.

Yours faithfully



Craig Edwards
Authorised Representative



Wayne Lonergan
Authorised Representative



Julie Planinic
Authorised Representative

Table of contents

I Key terms of the Offer

Offer price

1 On 17 January 2005, Foster's Group Limited (Foster's) announced that:

(a) on 13 January 2005 Foster's had acquired an 18.8% interest in Southcorp Limited (Southcorp) for A$4.17 per share from Southcorp's largest shareholder, Reline Investments Pty Limited (Reline); and

(b) Foster's intended to make a conditional off-market takeover offer (the Offer) for all the shares in Southcorp that it does not own at A$4.17 per share in cash.

2 Following the announcement by Southcorp that it will pay a dividend of 3 cents per share with respect to the six months ended 31 December 2004, the Offer price has been reduced to A$4.14 per share.

Conditions

3 At the date of this report, the Offer is subject to the following conditions:

- Foster's and its associates acquiring a relevant interest in at least 90% (by number) of Southcorp shares
- Australian Competition and Consumer Commission (ACCC) regulatory approval
- Other relevant regulatory approvals including European Commission regulatory approval and local liquor licensing approvals
- No decision being made by a public authority which materially adversely impacts on the Offer
- No material adverse change in the business, assets, liabilities, financial position, trading position, performance, profitability or prospects of Southcorp
- Southcorp making no major acquisitions, disposals or commitments between 12 January 2005 and the end of the Offer period

- No person exercising or stating an intention to exercise rights under a material contract because of the proposed acquisition of Southcorp by Foster's resulting in borrowed monies becoming immediately repayable, the contract being terminated or modified or the business of Southcorp being adversely affected

- No dividend or other distribution to Southcorp shareholders being declared or paid during the Offer period

- No write-down of more than A$50 million or profit downgrade by Southcorp

- The ASX 200 Index not closing below 3,600

- The continued availability of Foster's share acquisition and refinancing facility

- All Southcorp options being either exercised, cancelled or subject to cancellation agreements between Foster's and the holder

- None of certain prescribed occurrences as defined in Foster's Bidder's Statement occurring before the end of the Offer period.

4 More detail on the above conditions is set out in Foster's Bidder's Statement.

5 On 21 February 2005, Foster's announced that it would not rely on the payment of the 3 cent interim dividend by Southcorp as grounds to avoid completing the takeover bid.

II Scope of our report

Purpose

6 Whilst there is no statutory requirement for Southcorp to obtain an Independent Expert's Report (IER), the Directors of Southcorp have requested that LEA prepare an IER stating whether, in LEA's opinion, the Offer is fair and reasonable and the reasons for that opinion.

7 This report has been prepared to assist the Directors of Southcorp in making their recommendation to shareholders in relation to the Offer and to assist the shareholders of Southcorp assess the merits of the Offer. The sole purpose of this report is to set out LEA's opinion as to whether the Offer is fair and reasonable. This report should not be used for any other purpose or by any other party.

8 The ultimate decision whether to accept the Offer should be based on each shareholders' assessment of their own circumstances, including their risk profile, liquidity preference, tax position and expectations as to value and future market conditions. If in doubt about the Offer or matters dealt with in this report, shareholders should seek independent professional advice.

Basis of assessment

9 Our report has been prepared as if it was required under section 640 of the Corporations Act. Consequently, in preparing our report we have had regard to the Policy Statements and Practice Notes issued by the Australian Securities and Investments Commission (ASIC), particularly Policy Statement 75 "Independent Expert Reports to Shareholders".

10 Pursuant to Policy Statement 75, an offer is "fair" if the value of the offer price or consideration is equal to or greater than the value of the securities that are the subject of the offer. This comparison must be made assuming 100% ownership of the target company and should not consider the percentage holding of the offeror or its associates in the target company.

11 Policy Statement 75 considers an offer is "reasonable" if it is fair. An offer may also be reasonable if, despite not being "fair" but after considering other significant factors, shareholders should accept the offer in the absence of any superior bid before the close of the offer.

12 Consequently, we have considered:

(a) the market value of 100% of the shares in Southcorp on a controlling interest basis

(b) the value of the consideration offered

(c) the extent to which (a) and (b) differ (in order to assess whether the Offer is fair under ASIC Policy Statement 75)

(d) other qualitative and strategic issues associated with the Offer.

Limitations and reliance on information

13 Our opinion is based on economic, market and other conditions prevailing at the date of this report.

14 Our report is also based upon financial and other information provided by Southcorp and other publicly available information. We have considered and relied upon this information and believe that the information provided is reliable, complete and not misleading and we have no reason to believe that material facts have been withheld. The information provided was evaluated through analysis, enquiry and review for the purpose of forming an opinion as to whether the Offer is fair and reasonable. However, in assignments such as this, time is limited and we do not warrant that our enquiries have identified or verified all of the matters which an audit, extensive examination or "due diligence" investigation might disclose. None of these additional tasks have been undertaken.

15 We understand the accounting and other financial information that was provided to us has been prepared in accordance with generally accepted accounting principles and is consistent with the method of accounting in previous years (except where noted).

16 An important part of the information base used in forming an opinion of the kind expressed in this report is the opinions and judgement of management. This type of information has also been evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation.

17 We in no way guarantee the achievability of the forecasts of future profits. Forecasts are inherently uncertain. They are predictions by management of future events which cannot be assured and are necessarily based on assumptions of future events, many of which are beyond the control of management. Actual results may vary significantly from forecasts.

18 We have assumed that these forecasts have been prepared fairly and honestly based on the information available to management at the time and within the practical constraints and limitations of such forecasts. We have assumed that the forecasts do not reflect any material bias. We have no reason to believe that these assumptions are inappropriate.

III Profile of Southcorp

History

19 Southcorp originated from the South Australian Brewing, Malting and Wine and Spirit Company Limited, which was formed in 1888. Southcorp was incorporated in 1971 under the name, SA Brewing Holdings Ltd. A summary of subsequent acquisitions, divestments and other key developments is set out below:

Summary of acquisitions, divestments and other key developments	
Year	Acquisitions/divestments/key developments
1985	• Acquisition of Woodley Wines Pty Ltd and B Seppelt & Son Ltd (producers of wine and spirits)
1986	• Acquisition of J Gadsden Australia Ltd (involved in packaging)
1988	• Acquired Rheem Australia Ltd
1989	• Acquisition of Bradford – White Corporation (a US water heater manufacturer)
1990	• Acquisition of Hungerford Hill Wines and Penfold Wines Pty Ltd
1992	• Acquisition of Mor-Flo Industries Inc (a US water heater manufacturer)
1993	• Brewing and Malting businesses and 105 hotels sold to Lion Nathan • Acquisition of Wrightcel, Colin Martyn Packaging and Pakrite • Name change to Southcorp Holdings Limited
1994	• Australian and New Zealand operations of Hoover acquired
1995	• PET plastics business of Smorgon and Mecair (Italian control valve manufacturer) acquired
1996	• Sale of protective packaging and concrete business • Acquisition of Bennett Industries (a US based rigid plastic packaging manufacturer) and Coldstream Australasia (a wine company)
1997	• Sale of tank products division and US steel drum business • Name change to Southcorp Limited
1998	• Solahart Industries (a solar water heater manufacturer) acquired
1999	• Sale of whitegoods, heating and cooling and sellotape businesses • Cuppa Cup Vineyards Limited acquired
2001	• Sale of Asia Pacific and North American packaging businesses • Acquisition of Rosemount Estates • Sale of Australasian water heater business • Sale of Clear Air Systems
2002	• Sale of American water heater business • Sale of Rouge Homme Winery, but brand retained • Sale of Tulloch Winery and Tulloch and Hungerford Hill brands

Current operations

20 Following the sale of Southcorp's packaging businesses in 2001 and water heater businesses in 2001 and 2002, Southcorp is now focused solely on its wine operations. The company provides viticulture, production and marketing of red, white, sparkling and fortified wines. In the year ended 30 June 2004 Southcorp sold 20.1 million cases of wine[4], generating net sales revenue of A$1.16 billion, predominantly in the Americas, Australasia, the UK and Europe.

Viticulture and grape resources

21 Southcorp has over 8,000 hectares of vineyards located in the premium grape growing regions of Australia. The geographic spread of the vineyard holdings provides Southcorp with a diversity of premium fruit styles, and reduces viticultural risk.

22 A summary of Southcorp's vineyards by region is set out in the table below:

Vineyards by region

Vineyards	Established Hectares	Developing Hectares	Total Hectares	Vineyards include
South Australia				
- Northern	1,306	8	1,314	Barossa Valley, Eden Valley, Clare Valley, Markaranka, Magill
- Central	626	-	626	McLaren Vale, Langhorne Creek
- South Eastern	3,098	85	3,183	Coonawarra, Padthaway, Robe, Bordertown
Total South Australia	5,030	93	5,123	
New South Wales				
- Northern	414	21	435	Hunter Valley
- Central	654	33	687	Mudgee, Orange
- Southern	639	25	664	Barooga, Tumbarumba, Tumblong
Total New South Wales	1,707	79	1,786	
Victoria				
- Northern	269	10	279	Lake Cullulleraine, Karadoc
- Central and Southern	675	96	771	Great Western, Glenlofty, Drumborg, Yarra Valley, Heathcote
Total Victoria	944	106	1,050	

[4] 9 litre equivalent cases, excluding bulk wine sales.

Vineyards by region				
Vineyards	Established Hectares	Developing Hectares	Total Hectares	Vineyards include
Western Australia	114	16	130	Margaret River
Total Western Australia	114	16	130	
France	159	-	159	Domains de la Motte, Truilhas, les Boulandières
USA	182	-	182	Paso Robles
Total international	341	-	341	
Total Southcorp	8,136	294	8,430	

23 In the year ended 30 June 2004, 24% of Southcorp's total grape requirements were supplied from its own vineyards. However, a significantly larger proportion of Southcorp's super premium and premium grape requirements are supplied by its own vineyards, as shown below:

Grape supply	Super premium grapes %	Premium grapes %	Other grapes %	Total grapes %
Own vineyards	53	35	15	24
Grape purchases	47	65	85	76
	100	100	100	100

Wineries

24 Southcorp operates a network of 11 wineries in Australia, located in New South Wales, Victoria, South Australia and Western Australia. The company also owns vineyards and a winery in France and has small viticulture activities in the United States of America.

25 Southcorp's wineries are summarised below:

Wineries				
Facility	Location	Total stainless steel storage (million litres)	Vintage processing capacity (tonnes)	Annual bottling capacity (million cases)
Karadoc	Mildura, Victoria	98.6	71,000	16.6
Nuriootpa	Barossa Valley, South Australia	56.9	40,000	6.4
Denman	Hunter Valley, New South Wales	38.0	28,000	5.6
Great Western	Western Victoria	21.6	8,000	2.5
Coonawarra	South East, South Australia	23.0	35,000	

Wineries				
Facility	Location	Total stainless steel storage (million litres)	Vintage processing capacity (tonnes)	Annual bottling capacity (million cases)
Ryecroft	McLaren Vale, South Australia	22.8	26,000	
Waikerie	Riverland, South Australia	17.8	39,000	
Seppeltsfield	Barossa Valley, South Australia	5.1	7,000	
Coldstream Hills	Yarra Valley, Victoria	0.4	1,200	
Devil's Lair	Margaret River, Western Australia	1.0	2,000	
Magill	Adelaide, South Australia	n/a	150	
Herrick	Languedoc, France	3.0	3,500	
Total		288.2	260,850	31.1

n/a – not applicable

26 As announced on 28 June 2004, Southcorp intends to consolidate its bottling and packaging operations in 2005 from four locations into two centres which will be located at Karadoc in northern Victoria and Nuriootpa in South Australia's Barossa Valley. As a result, the bottling and packaging functions and equipment at Denman and Great Western will be relocated to Nuriootpa and Karadoc by June 2005. Furthermore, the Karadoc and Nuriootpa packaging centres will also be expanded to increase capacity.

27 Furthermore:

(a) sparkling wine production, except Methode Champenoise, will be relocated from Great Western to Karadoc from March 2005

(b) from 2005, vintage operations (ie fruit crushing) for all fortified wines will be relocated from Seppeltsfield to Nuriootpa and Karadoc

(c) the winemaking activities at the Yenda winery near Griffith and at the Waikerie winery in the South Australian Riverland have or will be transferred to Nuriootpa and Karadoc, eliminating the current duplication of winemaking facilities. The Yenda winery has been closed and the Waikerie winery will be sold or closed following the 2005 vintage

(d) Karadoc's vintage capacity will be expanded by 79,000 tonnes to 150,000 tonnes by financial year 2008

(e) Nuriootpa's vintage capacity will be expanded by 10,000 tonnes to approximately 50,000 tonnes by financial year 2007.

28 Southcorp is also in the process of consolidating its nine distribution centres into three – a national distribution centre at Karadoc, an international distribution centre at Nuriootpa and a West Australian distribution centre at Bassendean.

29 These rationalisation initiatives are expected to result in fixed and freight cost savings, delivering incremental earnings of A$20 million in 2006, rising to A$27 million per annum by 2008. Net capital expenditure of approximately A$52 million (largely related to the upgrade and expansion of facilities at Nuriootpa and at Karadoc), and redundancy and other implementation costs of A$20 million are expected to be incurred.

Brand portfolio

30 Southcorp owns some of Australia's oldest and most prestigious wine brands including four with more than 150 years heritage. The company's origins date back to 1843, when Lindemans was established in the Hunter Valley. Since that time Southcorp has built up an unrivalled portfolio of more than 20 wine brands, including Penfolds, Rosemount Estate, Lindemans, Wynns Coonawarra Estate and Seppelt. Today, the company produces more than 400 different wines across a full spectrum of prices and styles.

31 Sales volumes by wine category and brand are summarised below:

Sale volumes

Category	Brands	2002 (million cases)	2003 (million cases)	2004 (million cases)
Core premium brands	Penfolds, Rosemount, Lindemans, Wynns	13.9	13.5	13.4
Boutique brands	Seppelt, Coldstream Hills, Devil's Lair, Leo Buring	0.7	0.6	0.5
Value brands	Queen Adelaide, Matthew Lang, Others	2.0	1.8	1.8
Sparkling	Seppelt, Lindemans, Seaview, Rosemount	1.6	1.4	1.4
Soft Pack	Kaiser Stuhl, Lindemans, Penfolds	2.6	2.6	2.6
Fortified	Seppelt, Penfolds	0.3	0.3	0.2
Other	Buyers' Own Brand, Private Label, Others	1.1	0.3	0.2
Total		22.2	20.5	20.1

Note:
Excludes bulk wine sales.

32 Brand rankings in Southcorp's key markets for Southcorp's core premium brands is summarised below:

Brand ranking by key countries (by value of sales)	Australia	UK	USA
Penfolds	4	21	58
Lindemans	6	7	15
Rosemount Estate	10	9	21
Wynns Coonawarra Estate	32	78	n/a

Source: AC Nielsen, MAT to 31/1/05 (Australia), 22/1/05 (UK) and 12/2/05 (USA).
n/a – not available.

33 The Southcorp wine making team received 1,660 awards in 2004, including 32 trophies and 235 gold medals. One of the company's wine makers also became the second Southcorp wine maker in successive years to be recognised by the Wine Society as "Young Wine Maker of the Year".

34 In the year ended 30 June 2004 13 new wines were created, including the Little Penguin range which was launched in the US market.

Recent corporate events

35 A summary of Southcorp's recent corporate events is set out below:

- **28 June 2004** – Results of asset review announced, involving the streamlining of Southcorp's Australian packaging and distribution facilities and some rationalisation of the company's wineries. These initiatives are expected to deliver incremental cash flow of A$28 million per annum and incremental EBIT of A$27 million per annum by financial year 2008

- **23 July 2004** – announced that Ms Margaret Jackson, AC will join the Board as a Non-Executive Director and Deputy Chair on 23 August 2004, filling a vacancy caused by the resignation of Mr T P Burnet

- **23 July 2004 –** announcement by Maple-Brown Abbott Limited that it had increased its interest in Southcorp from 10.70% to 11.71% of the fully paid ordinary shares

- **19 August 2004** – announcement of Southcorp's results for year ended 30 June 2004

- **30 December 2004** – Southcorp responded to an ASX share price query following a rise in the price of Southcorp shares from A$3.70 on 22 December 2004 to A$4.49 on 30 December 2004. Southcorp stated that it was not aware of any information which could explain the increase in share price or volume of shares traded

- **13 January 2005** – shares of Southcorp placed in a trading halt pending the release of an announcement

- **17 January 2005** – announcement by Foster's that it had acquired an 18.8% interest in Southcorp from Reline Investments Pty Limited and would make a conditional off-market takeover offer for all the shares in Southcorp that it did not own at A$4.17 per share in cash

- **17 January 2005** – Southcorp Board recommends shareholders reject Foster's Offer describing the Offer as inadequate and opportunistic

- **28 January 2005** – Southcorp applies to the Takeovers Panel, alleging that there are a number of material misstatements and omissions in Foster's Bidder's Statement and sought an amendment to the terms of Foster's Offer

- **3 February 2005** – the Takeovers Panel accepts an undertaking from Foster's that it will provide additional clarifying information in regard to the presentation of average broker valuations of Southcorp in Foster's Bidder's Statement

- **4 February 2005** – announcement to the ASX that Capital Group Companies, Inc had reduced their shareholding (held on behalf of clients) in Southcorp from 11.04% to 9.97%

- **9 February 2005** – announcement of Southcorp's results for the six months ended 31 December 2004. EBITA before significant items increased 28.3% to A$96.3 million. Net profit after tax (before significant items) increased 42.6% to A$60.6 million. An unfranked dividend of 3.0 cents per share was also declared

- **23 February 2005** – announcement to the ASX that Capital Group Companies, Inc had reduced their shareholding (held on behalf of clients) in Southcorp from 9.97% to 8.91%

- **24 February 2005** – Foster's lodges Supplementary Bidder's Statement reducing Offer to A$4.14 to take into account 3 cent interim dividend declared by Southcorp.

Summary of financial performance

36 A summary of Southcorp's financial performance for the three years ended 30 June 2004 and the Director's forecast profit for the years ending 30 June 2005 and 2006 is set out in the following table:

Financial performance	Year to 30-Jun-02 Actual	Year to 30-Jun-03 Actual	Year to 30-Jun-04 Actual	Year to 30-Jun-05 Forecast[4]	Year to 30-Jun-06 Forecast
	A$m	A$m	A$m	A$m	A$m
Volume (million cases)[3]	22.2	20.5	20.1	21.0	23.3
% change	*11.9%*	*(7.7%)*	*(2.0%)*	*4.5%*	*11.0%*
Total revenue	2,666.8	1,235.8	1,158.6	1,176.0	1,282.0
EBITDA before significant items	380.8	168.1	222.7	230.0	282.5
Depreciation	(60.3)	(50.2)	(46.4)	(44.0)	(44.5)
EBITA before significant items[1]	320.5	117.9	176.3	186.0	238.0
Amortisation of intangibles	(39.3)	(36.8)	-	-	-
EBIT before significant items	281.2	81.1	176.3	186.0	238.0
Significant items (before tax)[2]	149.1	(977.8)	(97.1)	-	-
Reported EBIT	430.3	(896.7)	79.2	186.0	238.0
Net interest expense	(61.5)	(44.5)	(42.5)	(36.0)	(36.0)
Profit before tax	368.8	(941.2)	36.7	150.0	202.0
Income tax benefit (expense)	(55.6)	18.3	9.5	(37.0)	(55.0)
Outside equity interests	(0.5)	-	-	-	-
Profit after tax	312.7	(922.9)	46.2	113.0	147.0

Notes:

1 EBITA before significant items:					
Australasian wine businesses	80.9	40.1	59.4	66.0	82.0
UK / Europe wine businesses	71.9	(8.0)	32.5	44.0	58.0
American wine businesses	134.3	100.0	84.0	85.0	91.0
SGARA profit contribution	0.2	(14.2)	0.4	(9.0)	7.0
EBITA from wine businesses	287.3	117.9	176.3	186.0	238.0
EBITA from divested businesses	33.2	-	-	-	-
Total EBITA	320.5	117.9	176.3	186.0	238.0

	Year to 30-Jun-02 Actual A$m	Year to 30-Jun-03 Actual A$m	Year to 30-Jun-04 Actual A$m	Year to 30-Jun-05 Forecast[4] A$m	Year to 30-Jun-06 Forecast A$m
2 Significant gains (losses) comprise:					
Restructuring & redundancy costs		(20.8)	(40.6)		
Writedown of property, plant and equipment		(9.7)	(65.2)		
Net write-back of onerous contract provisions		8.5	8.7		
Writedown of goodwill		(642.5)			
Writedown of Rosemount Estate brand name		(240.0)			
Change to US depletions policy		(22.9)			
Writedown of investment in Independence Wine Company		(20.5)			
Writedown of loans to employees under share plans		(17.2)			
Writedown of non-trading receivables		(7.4)			
Expenses associated with divested businesses		(5.3)			
Net gain on sale of divested businesses	149.1				
Total significant gains (losses)	149.1	(977.8)	(97.1)	-	-

3 9 litre equivalent case size, excluding sales of bulk wine.
4 The 2005 forecast incorporates the actual result for the six months to 31 December 2005, but excludes costs associated with the Offer.

37 Major factors impacting on the operating performance of Southcorp during the above periods are outlined below:

2002

- Divested last non-core business (Water Heaters), recording a A$149.1 million gain on sale
- Southcorp and Rosemount's wine businesses integrated following merger in 2001
- Wine EBITA before significant items increased 29% from A$223 million to A$287 million
- On a like for like basis (ie assuming Rosemount merged from 1 July 2000) Wine EBITA (pre SGARA) increased 13.8%
- Core premium brands generated 79.9% of wine revenue
- Sales revenue per case of core premium wine brands increased 3.9%
- Sales revenue per case for all wine brands increased 8.1% to A$67.34, reflecting higher proportion of core premium brand sales
- Wine Group inventory to sales ratio reduced from 70.4% to 57.8%
- Debt reduced by A$707.5 million, resulting in lower interest costs

- Wine volumes increased 11.9%, driven mainly by:
  - UK / Europe volumes increasing 17%, largely due to European sales volumes increasing 35% to 5.5 million cases
  - American volumes increasing 26%, largely due to the launch of new Penfolds branded products in the US market.

2003

- Volumes fell 7.7%, with gains in America offset by reductions in Australasia (9.3%) and UK / Europe (17.6%)
- Australian Wine EBITA before significant items fell 50% due to combination of lower volumes and increased competition due to surplus wine availability, resulting in sales revenue per case falling 6.6%
- UK / Europe Wine business generated a loss before interest, tax and significant items of A$8 million, largely due to:
  - large price discounting
  - a 17.6% reduction in volumes due to trade overstocking in 2002
- US margins adversely impacted by introduction of new products at lower margins and a surplus of Californian wine grapes increasing the volume of "Super Value" wines in the US$2 to US$4 range
- Goodwill of A$642.5 million was written off
- Rosemount Estate brand name written down by A$240 million to A$340 million.

2004

- EBITA before significant items increased 49.5%, principally due to:
  - Reduced discounting in the Australian and UK markets
  - Tight control over selling and administration costs, with costs reduced by A$40 million
  - Price increases in the Australian market in September 2003
  - Positive SGARA profit contribution of A$0.4 million compared to a loss of A$14.2 million in 2003
  - Continued growth in volumes in the American / Canadian business of 9%
- The strong Australian dollar was estimated to have adversely impacted profit by around A$19 million (after contribution from the hedge book)
- Results of Review of Production and Distribution Assets announced in June 2004, with the rationalisation of facilities expected by management to result in fixed and freight cost savings of A$20 million in 2006 rising to A$27 million per annum by 2008.

2005

- Modest profit growth expected in 2005, underpinned by a increased advertising and promotional expenditure. In particular, advertising and promotion budgets are to be increased A$12 million in 2005 and a further A$14 million in 2006 respectively compared with the prior corresponding period

- The business is also expected to benefit from lower costs realised from the 2004 vintage and continued focus on cost reduction
- However, 2005 earnings will reflect the adverse impact of currency and the lower availability of super premium wines from the drought affected 2002 vintage. The combined effect of these factors is forecast to adversely impact EBITA by A$20 million
- During 2005 Southcorp's four bottling and packaging locations are to be consolidated into two centres
- Southcorp's nine distribution centres will also be consolidated into three centres
- These initiatives are expected to generate additional EBITA of A$5 million in 2005 (with the majority of benefits expected in 2006 to 2008).

2006

- Increased volume and revenue growth driven by increased brand investment in advertising and promotion
- Adverse impact of the strengthening A$ on the 2006 results compared to 2005, after contribution from the hedge book, forecast to be approximately A$10 million
- Savings of A$20 million expected from implementation of the Production and Distribution Assets Review (A$27 million by 2008)
- Other Veraison initiatives are expected to contribute an additional A$11 million EBIT
- Savings of A$28.8 million due to lower grape prices from the 2005 vintage and the run-off of legacy grape contracts.

Financial position

38 The financial position of Southcorp as at 30 June 2004 and 31 December 2004 is set out below:

Consolidated statement of financial position	30/6/04 A$m	31/12/04 A$m
Current assets		
Cash assets	30.0	61.3
Receivables	337.7	321.5
Inventories	646.7	494.4
Foreign currency hedges	49.8	48.4
Other financial assets	33.8	-
Current tax assets	10.4	10.4
Prepayments	8.6	11.2
Total current assets	1,117.0	947.2
Non-current assets		
Receivables	17.4	17.6
Inventories	175.3	177.9
Foreign currency hedges	55.3	63.9

Consolidated statement of financial position	30/6/04 A$m	31/12/04 A$m
Property, plant and equipment	513.5	507.2
Grape vines	174.3	209.2
Intangibles	366.0	366.0
Deferred tax assets	44.6	27.6
Prepayments	0.6	0.5
Total non-current assets	1,347.0	1,369.9
Total assets	2,464.0	2,317.1
Current liabilities		
Payables	279.0	213.2
Interest bearing liabilities	44.1	21.3
Current tax liabilities	8.4	10.5
Employee entitlements	46.1	32.7
Other provisions	27.5	24.2
Foreign currency hedges	49.8	48.4
Total current liabilities	454.9	350.3
Non-current liabilities		
Interest bearing liabilities	584.4	491.7
Deferred tax liabilities	56.9	47.4
Employee provisions	12.9	12.5
Other provisions	11.0	8.8
Foreign currency hedges	55.3	63.9
Total non-current liabilities	720.5	624.3
Total liabilities	1,175.4	974.6
Net assets	1,288.6	1,342.5

Foreign currency hedges

39 Southcorp's activities expose it to changes in foreign currency exchange rates and interest rates. The principal derivative financial instruments used to hedge these risks are interest rates swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts.

40 Gains or losses on hedges arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction occurs. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

41 The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statement of financial position as "foreign currency hedges" from the date of inception of the hedge transaction. Once recognised, these receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Grape vines

42 The book value of grape vines represents management's estimate of their net market value. The net market value of vines is determined as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines (net of vineyard operating costs and capital expenditure) and the net market value of the other integral fixed assets associated with the vineyard.

Intangibles

43 Intangible assets represent the written down cost of acquired brands. The large majority of the brand value recognised on Southcorp's balance sheet relates to the value of the Rosemount Estate brand following the acquisition of that brand and associated business in 2001. In the year ended 30 June 2003 the Rosemount Estate brand was written down by A$240 million to A$340 million.

Share capital

44 As at 28 February 2005 Southcorp had 744,508,138 ordinary shares on issue.

45 In addition, Southcorp has 4,325,953 options on issue which are exercisable over unissued shares, as follows:

Options on issue

Option plan	Number of options	Exercise price $	Expiry date
Executive Share and Option Plan	165,000	5.38	30/9/09
Executive Share and Option Plan	335,000	5.42	30/6/12
Executive Share and Option Plan	1,000,000	2.83	30/10/08
Executive Share and Option Plan	600,000	2.85	30/10/08
Managing Director Share Option Deed	2,000,000	3.36	15/10/08
Executive Share and Option Plan	225,953	3.29	24/12/09

46 All the Executive Share and Option Plan (ESOP) options and Managing Director options are subject to various holding periods and performance hurdles.

47 As at 28 February 2005 the holding period and/or performance hurdles for approximately 95% of the ESOP options and the Managing Director options had not been met. Furthermore, only a small proportion of the ESOP options which are in the money are currently exercisable in the event of a takeover.

48 As a result the dilutionary impact of outstanding options is not material.

Shareholders

49 As at 11 February 2005 the top 10 registered shareholders in Southcorp held 61.39% of the issued capital. The top 10 registered shareholders in Southcorp as at 11 February 2005 were as follows:

Top 10 registered shareholders	Number of Ordinary Shares held	Ordinary Shareholding %
Reline Investments Pty Ltd	139,949,024	18.80
Westpac Custodian Nominees Ltd	77,872,185	10.46
JP Morgan Nominees Ltd	75,363,305	10.12
National Nominees Ltd	64,971,215	8.73
Citicorp Nominees Pty Ltd	26,873,775	3.61
RBC Global Services Australia Nominees Pty Ltd	21,582,064	2.90
ANZ Nominees Ltd	21,199,182	2.85
Cogent Nominees Pty Ltd	11,597,342	1.56
UBS Nominees Pty Ltd (Prime Broking A/C)	10,988,864	1.48
Queensland Investment Corporation	6,547,268	0.88
Top 10 shareholders	456,944,224	61.39

Share price performance

50 The price of Southcorp shares from 1 July 2003 to 28 February 2005 is summarised in the table below:

Southcorp Limited	High $	Low $	Close $	Monthly volume[1] '000
Quarter ending				
September 2003	3.31	2.75	3.03	55,825
December 2003	3.28	2.66	2.70	37,510
March 2004	3.28	2.45	3.18	55,505
June 2004	3.58	3.11	3.14	43,829
Month				
July 2004	3.22	2.95	3.13	64,796
August 2004	3.47	3.02	3.43	40,343
September 2004	3.53	3.26	3.37	39,298
October 2004	3.67	3.25	3.60	60,541
November 2004	3.97	3.51	3.65	48,420
December 2004	4.49	3.53	4.29	39,538
January 2005	4.76	4.05	4.42	83,031
February 2005	4.44	4.31	4.36	51,114

Note:
1 Volumes for quarters ended September 2003 to June 2004 reflect average monthly volumes.

51 The following graph illustrates the movement in Southcorp's share price:


Southcorp Limited
Share Price History: Daily from 1 July 2003 through to 28 February 2005
($)
5.00
4.50
4.00
3.50
3.00
2.50
2.00
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05

IV Valuation approach

Valuation methods

52 Australian Securities and Investments Commission (ASIC) Practice Note 43 "Valuation Reports and Profit Forecasts" outlines the appropriate methodologies that a valuer should consider when valuing assets or securities for the purposes of, amongst other things, share buy-backs, selective capital reductions, schemes of arrangement, takeovers and prospectuses. These include:

(a) the discounted cash flow (DCF) methodology

(b) the application of earnings multiples appropriate to the businesses or industries in which the company or its profit centres are engaged, to the estimated future maintainable earnings or cash flows of the company, added to the estimated realisable value of any surplus assets

(c) the amount that an alternative acquirer might be willing to offer if all the securities in the target company were available for purchase

(d) the amount that would be distributed to shareholders in an orderly realisation of assets

(e) the most recent quoted price of listed securities

(f) the current market value of the assets, securities or company.

53 Under the DCF methodology the value of the business is equal to the net present value (NPV) of the estimated future cash flows including a terminal value. In order to arrive at the NPV the future cash flows are discounted using a discount rate which reflects the risks associated with the cash flow stream.

54 Methodologies using capitalisation multiples of earnings or cash flows are commonly applied when valuing businesses where a future "maintainable" earnings stream can be established with a degree of confidence. Generally, this applies in circumstances where the business is relatively mature, has a proven track record and expectations of future profitability can be predicted with reasonable confidence. This methodology is generally not applicable where a business is in start up phase, has a finite life, or is likely to experience a significant change in growth prospects and risks in the future.

55 Capitalisation multiples can be applied to either estimates of future maintainable operating cash flow, earnings before interest, tax, depreciation and goodwill amortisation (EBITDA), EBITA or net profit after tax. The appropriate multiple to be applied to such earnings is usually derived from stock market trading in shares in companies that are considered to be comparable and from precedent transactions within the industry. The multiples derived from these sources need to be reviewed in the context of the differing profiles and growth prospects between

the company being valued and those considered comparable. When valuing controlling interests in a business an adjustment is also required to incorporate a premium for control. The earnings from any non-trading or surplus assets are excluded from the estimate of the maintainable earnings and the value of such assets is separately added to the value of the business in order to derive the total value of the company.

56 An asset based methodology is applicable in circumstances where neither a capitalisation of earnings nor a discounted cash flow methodology is appropriate. It can also be applied where a business is no longer a going concern or where an orderly realisation of assets and distribution of the proceeds is proposed. Using this methodology, the value of the net assets of the company would be adjusted for the time, cost and taxation consequences of realising the company's assets.

Methodologies selected

57 The market value of Southcorp has been assessed by aggregating the market value of the wine business together with the realisable value of surplus assets and deducting net interest bearing debt.

58 The valuation of the wine business has been made on the basis of market value as a going concern. The primary valuation methodology used to value the wine business is the capitalisation of earnings before interest, tax and amortisation of goodwill (EBITA) method. Under this methodology the value of the business is represented by its core underlying normalised EBITA capitalised at a rate (or EBITA multiple) reflecting the risk inherent in those earnings.

59 However, as the full benefits of current rationalisation and re-organisation initiatives will not be reflected in Southcorp profits until 2009, we have separately assessed the present value of these incremental benefits using the DCF method.

Treatment of synergy benefits

60 Pursuant to ASIC Policy Statement 75 "Independent Expert's Reports to Shareholders", when evaluating a takeover offer it is appropriate to assess the market value of the shares assuming 100% ownership of the target company.

61 In most cases the value of 100% of the shares in a company significantly exceeds the listed market value of the shares. This reflects the fact that:

(a) the owner of 100% of the shares in a company obtains access to all the free cash flows of the company being acquired, which it would otherwise be unable to do as a minority shareholder

(b) the controlling shareholder can direct the disposal of surplus assets and the redeployment of the proceeds

(c) a controlling shareholder can control the appointment of directors, management policy and the strategic direction of the company

(d) the offeror is usually able to increase the value of the entity being acquired through synergies and/or rationalisation savings.

62 Empirical evidence indicates that the premium paid in takeovers (over and above the market price of the target company's shares prior to the commencement of the offer) ranges, on average, between 30% and 35% (assuming no speculation of the offer is reflected in the pre-bid listed market price). However, significantly larger premiums have been paid depending on the competitive bidding environment, level of potential synergies and the extent to which these synergies are paid to the target company's shareholders. Recent examples where above average premiums for control have been offered include the takeover offers for The Australian Leisure & Hospitality Group Limited and WMC Resources Limited.

63 The appropriate takeover control premium which should be reflected in the fair market value of 100% of a company therefore depends on the specific circumstances and, in particular, the level of synergy benefits able to be extracted by potential acquirers and the degree of confidence about the level and achievability of potential synergies and their timing.

64 In the IER prepared on the takeover offer by Xstrata for WMC Resources Limited, the Independent Expert's valuation included the value of administrative cost savings of some A$110 million per annum that would be available to a bidder which already had an existing presence in Australia. The appropriateness of this approach was referred to the Takeovers Panel, which concluded on 27 January 2005 that:

(a) as the purpose of the report was to advise WMC Resources' shareholders whether or not the Xstrata offer was fair and reasonable, it was appropriate for the Independent Expert to value WMC Resources including the administrative cost savings that would be available to a bidder given their Australian presence; and

(b) a "standalone" valuation (ie one which excludes the administrative cost savings) was not information reasonably required in order for shareholders to make an informed assessment as to whether to accept Xstrata's offer.

65 Notwithstanding the decision of the Takeovers Panel, in our opinion, it is important to note that a valuation which incorporates 100% of the value of synergies or cost savings (net of implementation costs) reflects the value of the target's shares to the purchaser. It is not the fair market value of the company's shares. This is because a purchaser is unlikely to pay 100% of the value of the synergy benefits or cost savings (net of implementation costs) to the target company's shareholders, since if it did so the purchaser would not be adding any value for its own shareholders.

66 The actual consideration that bidders pay is normally less than the value (including the total value of synergy benefits) of the target shares to the bidder depending on the relative bargaining strengths of the parties (remembering that there is no compulsion on the target company's shareholders to accept less than a fair price).

67 A simplified diagram (not intended to be to scale) showing how these principles operate in the assessment of value is set out below:


Value of Company to acquirer
Fair market value of 100 per cent of Company
Market capitalisation based on sum of the values of listed minority interests
Total value of synergy benefits
Extent to which synergy benefits are included in fair market value in takeover bids
Premium for control
Listed market value of minority interests

68 From a valuation perspective, the questions which then arise are:

(a) What is the total value of synergy benefits? (refer paragraphs 121 to 129 below)

(b) What proportion of the value of synergy benefits and/or cost savings should be included in the fair market value of the target's shares? (refer paragraphs 69 and 70 and 130 to 135).

Extent to which synergies paid away to target company shareholders

69 As stated above, the proportion of synergies paid away to the target company shareholders depends on the competitive bidding environment, the extent to which the synergies can be extracted by other potential acquirers and the degree of confidence about the level and achievability of potential synergies and their timing.

70 As a result, the proportion of synergies reflected in market value depends on the specific circumstances of each case. However, as a general rule, in our opinion:

(a) the greater the confidence about the level and availability of potential synergies and their timing, the more likely it is that a higher proportion of those synergies will be reflected in the market value of the target company's shares. For example, there is a high degree of confidence associated with public company cost savings (eg share registry and listing costs etc), as such savings can be easily achieved almost immediately

(b) the greater the number of potential purchasers who can generate synergies, the more likely it is that a higher proportion of those synergies will be reflected in the market value of the target company's shares. This reflects the greater threat of competing bids, increasing the proportion of synergies likely to be paid to the target company's shareholders.

Methodologies used to incorporate synergies in fair market value

71 In our opinion, there are two ways in which the value of synergy benefits can be reflected in market value.

72 Firstly, the earnings (or cash flows) of the company excluding a share of the synergy benefits can be capitalised at a multiple which reflects a full premium for control. That is, the multiples of comparable listed companies can be reviewed and a control premium added, or the multiples implied by recent transactions in the industry (which already incorporate a control premium if they relate to the acquisition of 100% of the target company) can be used to form a view as to the appropriate multiple. However, the difficulty with this approach (ie where a full control premium is applied) is that:

(a) observed market transactions from which market values and transaction multiples are derived generally reflect an element of at least some synergy benefits

(b) the observed (takeover) control premiums therefore incorporate both a "pure" premium for control plus a share of potential synergies (the value of which is not always separately disclosed).

73 Thus, in situations where the potential synergy benefits and/or cost savings are very large relative to the target company's standalone earnings, incorporating the average observed premium for control (ie 30% to 35% above the pre bid listed market price) in the multiple will understate, potentially by a material amount, the market value of the company.

74 Consequently, where the potential synergy benefits and/or cost savings are very large relative to the target company's standalone earnings, value can also be assessed by including a proportion of the synergy benefits and/or cost savings into the earnings and applying an appropriate multiple (but to not double count the synergies / cost savings in both the earnings and multiple).

75 Given the large value of synergies in this case, we prefer the methodology of specifically quantifying the value attributable to synergies rather that incorporating an allowance for synergies in the earnings multiple. However, we have also cross-checked our assessed value for reasonableness using the alternative approach.

Premium for control

76 We have conducted a number of studies, covering more than a decade, into premiums for control. These studies include premiums paid in public company takeovers both in Australia and in Canada.

77 These studies confirm the following propositions:

(a) premiums for control, depending on the economic cycle, generally average 30% to 35% above pre-bid listed market prices unaffected by takeover speculation

(b) significantly higher premiums are paid where there are large synergy benefits

(c) offers reflecting bid premiums of less than 20% (over and above pre-bid listed market prices unaffected by takeover speculation) are relatively rare and are generally unsuccessful

(d) publicly disclosed data about the value of forecast synergy benefits indicates that, for most bids for larger companies, the value of synergy benefits is generally small relative to the value of maintainable earnings of the target company.

78 Academic studies support the proposition that the "pure" premium for control (ie excluding that proportion attributable to synergies) ranges from 20% to 27%.

79 On balance, we believe the pure control premium (ie excluding that proportion attributable to synergies) is in the range of 20% to 25%.

V Valuation of Southcorp

Methodology

80 As set out in Section IV the appropriate valuation methodology used to value Southcorp is the capitalisation of earnings before interest, tax and amortisation of goodwill (EBITA) method. Under this methodology the value of the business is represented by its normalised EBITA capitalised at a rate (or EBITA multiple) reflecting the risk inherent in those earnings.

81 However, as the benefits of current rationalisation and re-organisation initiatives will not be fully reflected in Southcorp profits until 2009, we have separately assessed the present value of these incremental benefits using the DCF method.

Base EBITA

82 We set out below a summary of the normalised EBITA of Southcorp for the year ended 30 June 2004, six months to 31 December 2004 and forecast results for the years ending 30 June 2005 and 2006:

Normalised EBITA	Year to 30/6/04 Actual A$m	6 mths to 31/12/04 Actual A$m	Year to 30/6/05 Forecast[3] A$m	Year to 30/6/06 Forecast A$m
Sales Revenue	**1,062.2**	**528.9**	**1,081.0**	**1,192.0**
% change	*(3.9%)*	*3.0%*	*1.8%*	*10.3%*
Volumes[1]	20.1	10.4	21.0	23.3
% change	*(2.0%)*	*6.1%*	*4.5%*	*11.0%*
Reported / forecast EBITA	**79.2**	**96.3**	**186.0**	**238.0**
Adjustments				
Hedge book gains	(51.4)	(20.4)	(44.1)	(36.3)
Bulk wine provision (2004) and reversal (2005)	11.2	(5.4)	(10.5)	
Restructuring and redundancy costs[2]	40.6	1.2	1.2	
Employee share plan loans	(2.0)	(2.3)	(2.3)	
Divested businesses	(0.5)	(0.9)	(0.9)	
Other net foreign exchange (gains) / losses	(5.5)	(2.0)	(2.0)	
Writedown of non-current assets	65.1			
Profit on sale of non current assets	(0.5)	(0.6)	(6.9)	
Total adjustments	57.0	(30.4)	(65.5)	(36.3)
Normalised EBITA	**136.2**	**65.9**	**120.5**	**201.7**
Normalised EBITA margin	***12.8%***	***12.5%***	***11.1%***	***16.9%***

Notes:
1 9 litre equivalent cases, excluding sales of bulk wine.
2 Includes provision for redundancies and other implementation costs associated with Asset Review of A$20 million in 2004.
3 The 2005 forecast incorporates the actual result for the six months to 31 December 2004, but excludes costs associated with the Offer.
4 The reversal of onerous (grape) contract provisions has not been adjusted because the reversal of the provision offsets the higher costs incurred due to the onerous (grape) contract. That is, the reversal of the onerous contract provision normalises the adverse profit impact of the onerous contract.

2005 normalised EBITA

83 Southcorp expects normalised profit to fall in 2005, with earnings adversely impacted by the strong Australian dollar and the lower availability of super premium wines from the drought effected 2002 vintage. The combined effect of these factors is forecast to adversely impact EBITA by around A$20 million compared with the result in 2004.

Reason for increase in 2006 normalised EBITA

84 The main reasons for the increase in the Director's forecast profit for the year ending 30 June 2006 as compared to 2005 is due to:

(a) savings expected from implementation of the Production and Distribution assets review (which is expected to contribute an additional A$13.9 million in the year ended 2006, with a further A$8.2 million expected by 2008)

(b) other Veraison initiatives, which are expected to contribute an additional A$11.5 million in 2006

(c) savings of A$28.8 million due to lower grape prices from the 2005 vintage and the run-off of legacy grape contracts (which resulted in "above market" grape prices being incurred in 2005)

(d) an A$11 million improvement in the profitability of Southcorp's viticulture activities (from A$7 million in 2005 to A$18 million in 2006), principally due to improved yields and profits from vineyards currently in development.

85 In total, these items account for A$65.2 million of the increase in EBITA in 2006, with the balance largely due to increased forecast sales volumes.

86 Southcorp's forecasts for the years ending 30 June 2005 and 30 June 2006 also reflect significantly higher advertising and promotional expenditure, which is forecast to increase by A$12 million and a further A$14 million in 2005 and 2006 respectively compared with the prior corresponding periods. Management expect this to have a significant flow-on effect to sales volumes, which are forecast to increase 10.3% in the year ending 30 June 2006.

Profitability of viticulture activities

87 Southcorp's viticulture activities generated a profit (represented by the "gross SGARA"[5] profit contribution) of A$17.6 million in 2004 and are forecast to generate profits of A$7.0 million and A$18.0 million in 2005 and 2006 respectively, as follows:

Profitability of viticulture activities	Year to 30/6/04 Actual $m	6 mths to 31/12/04 Actual A$m	Year to 30/6/05 Forecast A$m	Year to 30/6/06 Forecast A$m
Revenue[(1)]	78.6	2.5[(2)]	70.0	83.0
Net increment in net market value of grape vines	(0.3)	32.3[(2)]	(2.0)	-
Vineyard operating costs	(60.7)	(31.2)	(61.0)	(65.0)
Viticulture profit	17.6	3.6	7.0	18.0

Notes:

1 Net market value of grapes grown.

2 The viticulture result for the six months to 31 December 2004 reflects the fact that the large majority of grapes have not yet been harvested.

88 In our opinion, it is appropriate to adopt the 2006 forecast viticulture return for valuation purposes. This is because:

(a) the 2006 forecast is based on long term average yields, 2005 grape prices and reflects low profit contributions from vineyards currently in development

(b) the forecast viticulture profit in 2005 is adversely impacted by lower grape prices and reduced yields

(c) the forecast viticulture result in 2006 is consistent with the profit generated in 2004 of A$17.6 million

[5] The gross SGARA profit represents the SGARA profit contribution after adding back "previous net market value adjustments released to cost of sales."

(d) the total assets invested in Southcorp's viticulture activities are substantial, totalling A$367 million at 30 June 2004. Unless these assets generate a return consistent with their market value they would most likely be sold (with appropriate long term supply contracts to Southcorp).

Sensitivity to foreign currency movements

89 As indicated in the table in paragraph 82 we have excluded gains arising from the hedge book when calculating normalised EBITA. This is because these gains are not reflective of long term on-going earnings. However, shareholders should note that, in the short term, the potential adverse effect from a stronger Australian dollar is alleviated by Southcorp's substantial hedging position.

90 The Directors' forecast for the years ending 30 June 2005 and 2006 assume an average AUD:USD exchange rate of 0.76 and an average AUD:GBP exchange rate of 0.405. While Southcorp has hedged the majority of the foreign currency risk for 2005[6], Southcorp's future profitability (in the absence of the hedge book) is very sensitive to changes in the AUD:USD and AUD:GBP exchange rates. This is principally because the Americas and UK / Europe businesses are forecast by management to contribute 32.7% and 28.0% respectively of Southcorp's total sales revenue in the year ending 30 June 2006.

91 We set out below a sensitivity table showing the sensitivity of normalised EBITA in 2006 to changes in both the AUD:USD and AUD:GBP exchange rates (assuming no hedging was in place):

Sensitivity of 2006 normalised EBITA[(1)] of A$201.7m to changes in AUD:USD and AUD:GBP exchange rates[(2)]

		AUD:GBP exchange rate						
		0.375	0.385	0.395	0.405	0.415	0.425	0.435
AUD:USD exchange rate	0.66	267.8	260.5	253.5	246.8	240.5	234.5	228.7
	0.70	248.2	240.9	233.9	227.2	220.9	214.9	209.1
	0.72	239.2	231.9	224.9	218.2	211.9	205.9	200.1
	0.74	230.7	223.4	216.4	209.7	203.4	197.4	191.6
	0.76	222.7	215.3	208.3	**201.7**	195.4	189.3	183.6
	0.78	215.1	207.7	200.7	194.1	187.7	181.7	176.0
	0.80	207.8	200.4	193.5	186.8	180.5	174.5	168.7
	0.82	200.9	193.5	186.6	179.9	173.6	167.6	161.8

Notes:

1 Figures in table show normalised EBITA for 2006 financial year in Australian dollars (millions).

2 Calculations ignore the benefit of Southcorp's hedge book and assume selling prices cannot be increased to offset any adverse movement in exchange rates.

[6] With approximately 94% and 95% of USD and GBP exposures for the year ending 30 June 2005 covered by hedging.

92 Movements in the AUD:USD and AUD:GBP exchange rates in the last 12 months[7] are set out in the table below:

Exchange rate movements	Low $	High $	Average $	Close 2/3/05 $
AUD:USD	0.682	0.794	0.736	0.783
AUD:GBP	0.373	0.421	0.400	0.408

93 Southcorp's profits would be adversely impacted if the AUD:USD and AUD:GBP exchange rates on 2 March 2005 continue to apply, but would be higher than forecast if the 12 month average exchange rates or longer term average exchange rates were applied.

94 However, when assessing the level of earnings for valuation purposes a longer term view needs to be taken on future exchange rates. While future exchange rates cannot be reliably forecast it should be noted that:

(a) In the last 10 years the AUD:USD and AUD:GBP exchange rates have varied over a wide range, and the current AUD:USD exchange rate is significantly higher than its average over this period, as shown below:


AUD:USD Daily Exchange Rates over the Last 10 Years
(Period: 03/03/1995 - 02/03/2005)
AUD:USD
0.9000
0.8000
0.7000
0.6000
0.5000
0.4000
03/03/95
29/01/96
26/12/96
23/11/97
21/10/98
18/09/99
15/08/00
13/07/01
10/06/02
08/05/03
04/04/04
02/03/05
Daily Exchange Rate
10-Year Average

At the average AUD:USD exchange rate over the last 10 years of 0.658, Southcorp's profitability would be significantly greater than the Directors' forecast for 2005 and 2006.

[7] 12 months ended 2 March 2005.


AUD:GBP Daily Exchange Rates over the Last 10 Years
(Period: 03/03/1995 - 02/03/2005)
AUD:GBP
0.5500
0.5000
0.4500
0.4000
0.3500
0.3000
03/03/95
29/01/96
26/12/96
23/11/97
21/10/98
18/09/99
15/08/00
13/07/01
10/06/02
08/05/03
04/04/04
02/03/05
Daily Exchange Rate
10-Year Average

Thus, the AUD:GBP exchange rate used in the Directors' forecasts is consistent with the average AUD:GBP exchange rate over the past 10 years.

(b) The quoted forward AUD:USD and AUD:GBP exchange rates (being the exchange rates at which forward sales can occur) are lower than the current spot rates, as shown below:

Forward AUD:USD and AUD:GBP exchange rates	AUD:USD Forward rates	AUD:GBP Forward rates
Spot rate (3 March 2005 10:30am)	0.7828	0.4092
1 year forward	0.7648	0.4059
2 years forward	0.7520	0.4024
3 years forward	0.7402	0.3983
4 years forward	0.7309	0.3947
5 years forward	0.7230	0.3907

While the forward exchange rates are not reliable predictions of short term exchange rate movements, in our opinion, the forward exchange rates are likely to be more reliable than economists' forecasts in the medium to longer term. This is because the forward exchange rates take into account the interest rate differentials between countries, which is one of the key drivers of future exchange rates in the medium and longer term. Furthermore, the forward exchange rates have the benefit of being market

derived (in that the quoted forward exchange rates can actually be "locked" in through forward sales).

95 Consequently, in our opinion, it is reasonable to adopt the exchange rates used in the Directors' forecasts for valuation purposes. However, as stated above it should be noted that Southcorp's profitability would be significantly higher than forecast in 2005 and 2006 if the exchange rate closer to the average AUD:USD exchange rate over the last 10 years was applied.

Conclusion

96 Having regard to the above, in our opinion, it is appropriate to adopt base EBITA of A$200 million for valuation purposes (prior to taking into account the combined benefits of the full year profit impacts of current initiatives and expiry of onerous grape contracts).

EBITA multiple applicable to base earnings

97 The selection of the appropriate EBITA multiple to apply is a matter of judgement but normally involves consideration of a number of factors including, but not limited to:

(a) the stability and quality of earnings
(b) the quality of the management and the likely continuity of management
(c) the quality of the business' brands
(d) the nature and size of the business
(e) the financial structure of the company and gearing level
(f) the multiples that have been paid in recent acquisitions of businesses involved in similar activities or exposed to the same broad industry sectors
(g) the multiples attributed by sharemarket investors to listed companies involved in similar activities or exposed to the same broad industry sectors
(h) the future prospects of the business including the growth potential of the industry in which it is engaged, strength of competitors, barriers to entry, etc
(i) the cyclical nature of the industry
(j) expected changes in interest rates
(k) the sensitivity of profits to changes in exchange rates
(l) the asset backing of the underlying business of the company and the quality of the assets
(m) the extent to which a premium for control is appropriate
(n) whether the assessment is consistent with historical or prospective earnings.

98 With respect to the cyclical nature of the wine industry, we note that the wine industry is emerging from the recent global over-supply of wine. This oversupply in Southcorp's key markets has adversely impacted the profitability of wine businesses due to intense competition and price discounting. As such, we would expect higher earnings multiples to be paid at this stage of the cycle compared with those that would be paid in more buoyant industry conditions.

99 In assessing the appropriate multiple to apply to Southcorp we have also taken into account the fact that the base EBITA adopted for valuation purposes of A$200 million represents a significant increase on the level of EBITA projected for the year ended 30 June 2005. However, Southcorp management are confident that the 2006 EBITA forecast will be achieved. Furthermore, we note that the increase in EBITA in the year ending 30 June 2006 is largely due to the implementation of the results of the Asset Review (announced in June 2004, well before the Foster's Offer), other Veraison initiatives, the impact of lower grape prices from the 2005 vintage and the run-off of legacy grape contracts (which are not subject to significant implementation risk).

100 We set out in Appendices C and D the EBITA and EBITDA multiples of wine companies listed on the Australian Stock Exchange (ASX) and overseas, and the multiples that have been paid in recent acquisitions of larger businesses operating in the wine sector.

101 As set out in Appendix C, the companies listed on the ASX which operate in the wine industry are trading on EBITA multiples of between 9.6 and 11.5 times forecast 2006 earnings. In contrast, the overseas wine companies are trading on 2006 EBITA multiples of 10.9 to 12.1 times forecast 2006 earnings.

102 Having regard to:

(a) Southcorp's position as the fourth largest wine maker in the world (based on 2004 revenues)

(b) the quality of Southcorp's brands

(c) the fact that Evans and Tate Limited and McGuigan Simeon Wines Limited are significantly smaller than Southcorp

(d) the higher book value of Southcorp's viticulture assets (A$367 million as at 30 June 2004) relative to the capitalised value of current viticulture profitability (around A$250 million)

(e) Southcorp's forecast growth in earnings relative to other listed wine companies, and the greater growth expected in the wine industry compared to the brewing industry

we would expect Southcorp to trade (on a listed company basis) at the top end of this range (before allowing for the value of synergy benefits).

103 It is important to note that these listed company multiples reflect the value of each company on a portfolio or minority interest basis and therefore do not incorporate a takeover premium.

104 Premiums for control generally range, on average, from 30% to 35% above the pre-bid listed market price of the target's shares (assuming no speculation of a takeover offer and in the absence of abnormally high synergy benefits). However, as we have separately quantified the value attributable to synergies below, it is appropriate to apply a multiple which reflects only the benefits of control (ie excluding that proportion which reflects a share of synergy benefits). As discussed in Section IV we believe a pure control premium on equity in the range of 20% to 25% is appropriate. After adjusting the premium to reflect the fact that the premium is being applied to an EBITA multiple, we are of the view that (before considering the value of synergy benefits) an EBITA multiple of 13.8 to 14.2 is appropriate.

105 As a cross check on the reasonableness of our multiple, in Appendix D we set out a summary of recent transaction evidence and the earnings multiples implied by these transactions.

106 In our opinion, our assessed EBITA multiple is appropriate given that the transaction multiples also reflect an element of synergy benefits (which we have separately quantified below).

Benefits post 2006 from initiatives, lower grape prices and expiry of onerous grape contracts

107 As stated in Southcorp's Target Statement dated 17 February 2005 management have identified that:

(a) the contribution from the Asset Review and other Veraison initiatives is expected to deliver an additional A$35 million per annum in pre-tax profits by 2009 (over and above those included in Southcorp's forecasts for the year ending 30 June 2006); and

(b) the impact of lower grape prices from the 2005 vintage and the runoff of onerous grape contracts is expected to deliver an additional A$27 million in pre-tax profits by 2009 (over and above the cost of grapes in the year ending 30 June 2006). This estimate assumes that any increase (decrease) in the cost of grapes in the 2006 and subsequent vintages is offset by price increases (decreases) in the company's products.

108 In total, Southcorp management therefore believe that a further A$62 million per annum in additional profits (before tax) can be generated by 2009 from these initiatives and lower grape prices relative to the expected profit contribution included in the 2006 forecasts.

109 In relation to these additional profits it should be noted that:

(a) the additional cost savings are estimated in constant dollar (or real) terms

(b) approximately A$8 million of the additional cost savings relate to the full year impact expected to result from the Asset Review announced in June 2004 (specifically the rationalisation of Southcorp's bottling and packaging operations and distribution facilities)

(c) the additional cost savings from other Veraison initiatives of approximately A$27 million (which largely relate to additional production efficiencies and stock initiatives) have been risk adjusted to reflect the fact that implementation of these initiatives has not yet commenced. That is, the additional profit assumed reflects only 80% of the targeted benefit

(d) one-off costs to achieve these additional profits are estimated to be A$6 million (before associated tax benefits)

(e) Southcorp has a number of fixed price contracts which expire gradually through to the 2009 vintage, which management expect will result in lower grape prices of some A$9 million

(f) incremental profits of some A$18 million from lower grape prices represent the continuing impact of lower grape prices from the 2005 vintage which are recognised in future years as product is sold (refer below).

Delayed profit impact of lower grape prices

110 While the cost of grapes for the 2005 vintage is largely known by June 2005, the profit impact of the lower 2005 grape prices is not fully reflected in the 2006 normalised EBITA. This is because the cost of grapes for each vintage is not released to the profit and loss account (through cost of goods sold) until the wine matures and is sold. On average 5% of the current year's vintage is reflected in cost of sales for that year, 60% of the costs are reflected in cost of sales in the year following harvest, with the remaining 35% of costs being reflected over the following three years.

111 An example showing the delay before the current lower cost of grapes is reflected in lower cost of sales (COGS) is shown below:

Cost of sales example		
Assumptions:		
Tonnes purchased / used	100	
Grape costs prior to 2004	$1,000	per tonne
Grape costs 2005 and beyond	$800	per tonne
Release of grape costs to COGS		
Year 1	5%	
Year 2	60%	
Year 3	12%	
Year 4	12%	
Year 5	11%	

Year ending:	2005 $	2006 $	2007 $	2008 $	2009 $
2005					
95% of grape costs @ $1,000 per tonne	95,000				
5% of grape costs @ $800 per tonne	4,000				
2006					
35% of grape costs @ $1,000 per tonne		35,000			
65% of grape costs @ $800 per tonne		52,000			
2007					
23% of grape costs @ $1,000 per tonne			23,000		
77% of grape costs @ $800 per tonne			61,600		
2008					
11% of grape costs @ $1,000 per tonne				11,000	
89% of grape costs @ $800 per tonne				71,200	
2009					
100% of grape costs @ $800 per tonne					80,000
Total grape costs included in COGS	99,000	87,000	84,600	82,200	80,000
Extent to which reported COGS exceeds lower prevailing cost of grapes (and hence results in reported profit being less than sustainable profit)	19,000	7,000	4,600	2,200	-

112 Assuming grape prices remain stable in real terms, or any real increase in the cost of grapes in the 2006 and subsequent vintages is offset by price increases in the company's products, this will result in 2009 EBITA increasing by some A$18 million (reflecting the cash flow benefit which is not fully reflected in EBITA until 2009).

113 While long term future grape prices cannot be reliably forecast, we note that forecasts for the 2007 and 2009 crush[8] show that the size of the total crush is expected to increase with wine grapes (in total) remaining in oversupply (albeit at lower levels as a percentage of the crush). While demand for Semillon and Shiraz grapes is forecast to exceed supply in 2009 the level of undersupply is not significant. Furthermore, some grape substitution can occur to alleviate small shortages.

114 Due to the continued forecast oversupply of grapes, in our opinion, it is reasonable to assume that grape prices will not increase in real terms for a number of years or that any future real price increase will be able to be recovered through selling prices over time (excluding the one-off impacts of droughts and other natural events).

115 However, in our opinion, the benefit to Southcorp expected to result from lower grape prices over the 2007 to 2009 years is an industry wide factor, and is thus likely to some extent to be reflected in "comparable" listed wine company multiples. Although the forecast earnings growth of the comparable companies to 2006 indicate that their profit benefit from lower grape prices appears less than for Southcorp, we have assumed that 100% of the impact of lower grape prices is reflected in "comparable" company multiples and have therefore not made a separate adjustment in our valuation.

Benefits unique to Southcorp

116 In contrast, the remaining benefits referred to in paragraph 109(b) to (e) are unique to Southcorp and therefore, by definition, cannot be reflected in the EBITA multiples of other publicly listed companies. Consequently, in our opinion, it is necessary to separately value these incremental benefits.

117 In order to take into account the quantum and timing of these additional profits (net of additional one-off costs) the underlying net cash flows of these benefits have been valued using the DCF methodology using a nominal discount rate of 9% per annum[9] after tax. We consider this discount rate to be conservative as the cash flows to which it is applied reflect the fact that the benefits from those initiatives not yet commenced have been risk adjusted.

118 On this basis the net present value of the additional profits to be generated ranges from A$438.2 million to A$454.9 million. This represents a multiple of 10.1 to 10.4 times the full year additional EBITA contribution of A$43.6 million[10].

[8] Source 2004 National Winegrape Crush & Price Report, Australian Wine and Brandy Corporation, January 2005. Note 2008 is not forecast.
[9] Equivalent to a real discount rate of around 6.5%.
[10] Total additional EBITA of $62 million (per paragraphs 107 and 108) less impact of lower grape prices of $18 million equals $43.6 million.

Capital expenditure and implementation costs associated with initiatives

119 In order to achieve the increase in EBITA forecast in 2006 and beyond from the Asset Review and other Veraison initiatives, management has advised that (in addition to the A$6 million in costs referred to in paragraph 109(d)) Southcorp will also incur:

(a) redundancy and other implementation costs of A$20 million in 2005

(b) net capital expenditure of some A$52 million in 2005 and 2006 (net of the sale of the Waikerie winery and avoided capital expenditure).

120 On this basis we have deducted A$54.7 million in relation to these costs, calculated as follows:

Capital expenditure and implementation costs	A$m
Redundancy and other implementation costs (net of tax benefit)	14.0
Net capital expenditure (net of present value of depreciation tax benefit)	40.7
	54.7

Synergies

121 Foster's has not outlined in detail or quantified the level of synergies and efficiencies which it may be able to generate as a result of acquiring Southcorp.

122 However, in Foster's Bidder's Statement it states that:

"[the Bidder intends to] promptly conduct a review of all of Southcorp's operations to accurately review the synergy potential"

"[the Bidder intends to] identify potential cost savings arising from the combination which may be associated with:

(A) development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale;

(B) improved procurement, logistics and warehousing;

(C) optimisation of sales operations including elimination of duplication of sales functions; and

(D) elimination of administrative functions and other overhead duplication which is likely to result in the closure of the Southcorp head office".

123 The 17 January 2005 takeover announcement further states:

"Synergy benefits are expected to result from reducing cost structures and maximising revenue benefits. In combining its activities with those of Southcorp, Foster's is well placed to achieve synergy benefits given that the majority of the cost benefits are likely to be generated in Australia, where Beringer Blass Wine Estates has a proven track record in optimising production arrangements, capturing cost reductions and in turn enhancing the capital efficiency of its business."

124 In addition, there has been some public comment made by Mr O'Hoy (the CEO of Foster's) and various analysts with respect to synergy benefits as shown in these extracts from a BRW article on 27 January 2005 entitled "My Plan for Southcorp":

"... O'Hoy will not quantify his expectations for revenue and cost savings from the merger. But he has indicated to the market that most synergies would be realised on the cost side of the Australian business."

"... wild variations in analysts' estimates. At one end of the scale, Merrill Lynch believes there will be no synergy benefits. At the other end, Goldman Sachs JB Were (Foster's adviser on the deal) calculates it will create cash synergies of almost $200 million."

"But there are two things we bring to the equation here. Beringer Blass Wine Estates is a leader in outsourcing, so we would push the outsourcing further down the Southcorp product portfolio, which will make it more efficient in costs and returns. Then you back it up with a CUB [Carlton United Beverages] distribution system, which is $2 to $3 a case cheaper than any other in this country."

"Given that the merged entity would have 14 wineries, two head offices, five bottling plants, the company could reap immediate savings by closing Southcorp's head office, cutting the sales force, and making more than one brand at a handful of sites, creating mega wineries."

125 Southcorp's Directors published in the Target Statement what they believe is a realistic estimate of the potential benefits which would flow to Foster's as a result of cost savings arising from the combination of the Southcorp and Beringer businesses.

126 Southcorp's Directors estimate of the total incremental synergy benefits expected to be achieved post 2006, with the full benefits achieved by 2009, is A$160 million. These benefits are categorised as follows:

Incremental synergy benefits	2009 EBITA impact A$m
Production facilities and viticulture rationalisation	23
Procurement, logistics and warehousing improvements	8
Optimisation of sales operations in Australasia, the Americas and UK/Europe	71
Reduction in overheads including group production and administrative functions	58
	160

127 Prior to the full year impact of these cost savings being achieved in FY09, expenditure of some A$67 million (before tax) is estimated by Southcorp management to be incurred predominantly with respect to redundancy and integration costs.

128 Further, as a result of the combination of the Southcorp and Beringer businesses, Southcorp's Directors estimate that some A$75 million will be realised from the sale of surplus winery / vineyard assets.

129 We have undertaken a discounted cash flow analysis of the synergy benefits identified by Southcorp to assess the value of the synergies. On this basis, our assessment of the total value of 100% of these synergies is:

NPV of identified synergy benefits	Low A$m	High A$m
NPV of identified synergy benefits	1,577.5	1,577.5
Value per Southcorp share	$2.12	$2.12

Notes:

1 Cash flows discounted are net of tax.

2 Adopting a discount rate of 9% per annum after tax.

3 The above value represents 9.86 times the pre-tax estimate of the full year synergy benefits expected to be achieved by 2009.

130 We have then considered what proportion of the value of synergy benefits / cost savings should be assumed in determining the fair market value of Southcorp. In making our assessment we have considered:

(a) the extent to which the synergies could be extracted by other potential acquirers

(b) the degree of confidence about the level and achievability of the potential synergies

(c) the risks of possible (net) revenue losses

(d) the possibility of net revenue gains

(e) the competitive bidding environment.

131 In our opinion, a bidder would only pay a high proportion of synergies (ie a lot more than 50%) in a competitive bidding scenario. Given that it appears unlikely that an alternative bidder will make a takeover offer for Southcorp prior to the close of the Foster's Offer on 31 March 2005[11], it is unlikely that the competitive bidding environment will bid-up the level of synergies which should be included in the price paid for Southcorp.

132 Significant synergy benefits / cost savings are achievable by a number of potential acquirers. While the nature and resultant value of synergy benefits available to potential purchasers will vary, in our view, the level of potential benefits available to other acquirers is significant. Thus, these synergy benefits do not represent "special value" and some proportion of the synergy benefits should be included in the fair market value of Southcorp. Companies such as Constellation Brands Inc and other international wine companies with Australian operations could achieve a large proportion of the synergies identified. Other international wine companies without a manufacturing presence in Australia (such as Allied Domecq Plc), could achieve a proportion of the marketing and distribution synergies in Australia and overseas. There are also likely to be significant tax benefits to some acquirers.

133 We note that of the A$160 million of identified synergy benefits more than 40% of the assessed synergy benefits arise from duplicate costs and other cost saving initiatives, ie rationalisation of head office, administration and group overheads, and improved procurement, logistics and warehousing due to economies of scale. The total synergy benefits to Fosters are some 2.5 times this.

134 However, the purchaser bears the risk of implementing the initiatives to achieve the synergies. This risk will reduce the proportion of synergies which are paid to the target shareholders. Further, there may be a risk of negative revenue impacts (and the potential for positive revenue impacts) as part of the combination of the businesses.

135 Based on our consideration of the above factors, we have included an amount equal to A$630 million to A$710 million for synergy benefits in our value of Southcorp (equivalent to approximately 40% to 45% of the total value of synergies identified by Southcorp). Our assessment allows for the risks of achieving the

[11] Unless extended.

synergy benefits, uncertainty as to their timing and quantum and allows for the fact that a bidder would only pay away a proportion of the synergy benefits identified.

Surplus assets

Tax losses

136 As at 31 December 2004 Southcorp had US$32.8 million in US income tax losses. Having regard to the expected utilisation of these tax losses we have adopted a value of A$13.4 million.

137 Southcorp also has capital tax losses of around A$700 million. However, as these tax losses are only able to be utilised in connection with future capital gains, we have assigned no value to these losses (but have assumed no capital gains tax would be payable on the sale of surplus property).

Share plan loans

138 The market value of employee loans made to acquire shares in Southcorp is approximately A$10.4 million. This reflects the value of the underlying shares as the employees are not liable for the fall in value since the shares were acquired.

Divested business

139 Southcorp has loans and other debtors relating to divested businesses (net of provisions) of approximately A$1.8 million.

Surplus property

140 The estimated market value of surplus land and buildings is A$3.5 million. Management expect to realise this value shortly.

Total surplus assets

141 On this basis, the value of surplus assets is as follows:

Surplus assets	A$m
US tax losses	13.4
Share plan loans	10.4
Divested business	1.8
Surplus property	3.5
Total surplus assets	29.1

Net borrowings

142 Southcorp's debt level exhibits a degree of seasonality, as grape payments are made in September, March and June of each year. As a result, Southcorp's investment in working capital (predominantly inventory) and its net debt level varies materially during the year.

143 For valuation purposes it is therefore appropriate to deduct the average net debt level throughout the year rather than the net debt level at a point in time when determining the value of the equity. On this basis we have deducted net borrowings of A$450 million. The estimate excludes the capital expenditure and implementation costs associated with initiatives as these costs have been separately allowed for in our valuation.

Market value of hedge book

144 Southcorp has hedged a significant proportion of its foreign currency exposures for the remainder of the 2005 financial year, the year ending 30 June 2006 and a small component relating to subsequent years. The main currencies hedged are the AUD:USD and AUD:GBP exchange rates. Hedge contracts in place mature over the 2005 to 2009 years.

145 Based on the spot and forward exchange rates on 3 March 2005 we estimate that the market value of the hedge book is A$70 million (after tax).

Valuation

146 Based on the above we have concluded that the value of Southcorp on a 100% controlling interest basis (ie including a takeover control premium) is A$4.57 to $4.80 per share (excluding the 3 cent dividend), as follows:

Value of Southcorp on a 100% controlling interest basis	Report para ref	Low $m	High $m
2006 base EBITA	96	200.0	200.0
EBITA multiple applied to base earnings	104	13.8	14.2
		2,760.0	2,840.0
NPV of benefits specific to Southcorp post 2006[1]	118	438.2	454.9
Net capital expenditure and implementation costs associated with initiatives	120	(54.7)	(54.7)
Share of synergies	135	630.0	710.0
Enterprise value		3,773.5	3,950.2
Net debt[2]	143	(450.0)	(450.0)
Surplus assets	141	29.1	29.1

Value of Southcorp on a 100% controlling interest basis	Report para ref	Low $m	High $m
Market value of hedge book[3]	145	70.0	70.0
Value of 100% of shares – including dividend		3,422.6	3,599.3
Shares on issue[4]	44	744.5	744.5
Value per share – including dividend		$4.60	$4.83
Less interim dividend		($0.03)	($0.03)
Value per share – excluding dividend		$4.57	$4.80

Notes:

1 NPV is net present value.

2 Excludes capital expenditure and costs associated with initiatives allowed for separately above.

3 Net of tax.

4 Southcorp has 4,325,953 options on issue, exercisable at prices ranging from A$2.83 to A$5.42. However, almost all options are subject to holding period and/or performance hurdles which have not yet been met. Furthermore, only a small proportion of the options which are in the money are currently exercisable in the event of a takeover. Consequently, the dilutionary impact of outstanding options is not material.

Cross check against overall multiples

147 Overall, our total value of Southcorp represents a 2006 (forecast) EBITA multiple of 18.9 to 19.8 and a 2006 (forecast) EBITDA multiple of 15.4 to 16.2 (based on base earnings before hedge book gains and before the full benefit of rationalisation initiatives), calculated as follows:

Overall multiples	Low A$m	High A$m
Enterprise value (a)[1]	3,773.5	3,950.2
2006 base EBITA (b)[2]	200.0	200.0
2006 Depreciation	44.5	44.5
2006 base EBITDA (c)[2]	244.5	244.5
2006 base EBITA multiple (a ÷ b)	18.9	19.8
2006 base EBITDA multiple (a ÷ c)	15.4	16.2

Notes:

1 Includes proportion of value of synergy benefits.

2 EBITA and EBITDA excludes the full year benefit of rationalisation and re-organisation initiatives and lower grape prices resulting from the expiry of onerous grape contracts which are forecast to generate a further A$43.6 million per annum (in real terms) by 2009.

148 In our opinion, these overall multiples are reasonable when compared to recent transaction multiples (for example the (historical) EBITA multiples paid for Peter Lehmann 19.7, Petaluma 22.2, Pipers Brook 31.3, Banksia 20.6, Montana 24.2 and Mondavi 21.5 – refer Appendix D), the significant profit improvements to emerge in 2007 to 2009 from the announced initiatives, and the large value of the synergies available to potential acquirers.

Implied takeover premium

149 Overall, our value per share (including the 3 cent dividend) implies the following takeover premiums:

Implied premium relative to recent Southcorp share price

	Southcorp	Implied takeover premium	
	share price	Low	High
Based on Southcorp share price on:	$	%	%
22 December 2004[1]	3.70	24.3	30.5
22 November 2004 closing price 1 month prior	3.52	30.7	37.2
22 September 2004 closing price 3 months prior	3.43	34.1	40.8
1-Month VWAP (22/11/04 to 21/12/04)	3.66	25.7	32.0
3-Month VWAP (22/9/04 to 21/12/04)	3.57	28.9	35.3

Note:

1 Due to the significant increase in the price of Southcorp's shares between 22 December 2004 and 30 December 2004 (which indicates that there was speculation in the market about pending corporate activity in relation to Southcorp shares) we have calculated the premium using the listed market prices on or prior to 22 December 2004.

150 The takeover premiums implied by our valuation are consistent with **average** takeover premiums. However, given the very high value of synergy benefits, in our opinion, an above average takeover premium is appropriate (consistent with the range of premiums implied by other market transactions where significant synergies were expected to be generated).

VI Evaluation of the Offer

151 In our opinion the Foster's Offer is neither fair nor reasonable. We have formed this view for the following reasons.

Assessment of fairness

152 Pursuant to ASIC Policy Statement 75, an offer is "fair" if:

"The value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer."

153 LEA has valued 100% of the shares in Southcorp on a controlling interest basis at between A$4.57 and A$4.80 per share (excluding the 3 cent interim dividend), as summarised in Section V.

154 In comparison, if shareholders accept the Offer in its current form and all conditions are satisfied then Southcorp's shareholders will receive A$4.14 in cash for each Southcorp share (excluding the 3 cent interim dividend).

155 As the consideration offered by Foster's (A$4.14 per share) is less than our assessed value of Southcorp on a 100% controlling interest basis we are of the opinion that the Offer is not "fair".

Assessment of reasonableness

156 Pursuant to ASIC Policy Statement 75, an offer may be "reasonable" if, despite not being "fair" but after considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

157 In assessing whether the Offer is reasonable LEA has considered:

(a) the extent to which a control premium is being paid to Southcorp shareholders

(b) the likely price of Southcorp shares once the Offer lapses

(c) the extent to which Southcorp shareholders are being paid a share of the value of the synergies and efficiencies likely to be generated as a result of Foster's acquisition of Southcorp

(d) Foster's intention in connection with Southcorp in the event that Foster's does not acquire 90% of the shares in Southcorp, but waives its 90% acceptance condition

(e) the value of Southcorp to an alternative offeror and the likelihood of an alternative offer being made for Southcorp prior to the close of Foster's Offer, or sometime in the future

(f) the price of Southcorp shares during the offer period

(g) Foster's current entitlement to shares in Southcorp

(h) other risks, advantages and disadvantages.

158 These issues are discussed in detail below.

Extent to which a control premium is paid

159 Empirical evidence indicates that average premiums paid in takeovers in Australia generally range between 30% and 35% above the listed market price of the target company's shares three months prior to the announcement of the bid (assuming no speculation of the takeover is reflected in the pre-bid price).

160 However, substantially larger takeover premiums have been paid, particularly where the acquirer is expected to be able to generate significant synergy benefits as a result of the acquisition. For example, larger takeover premiums were paid in the following transactions which were expected to deliver substantial synergy benefits to the acquirer:

Other transactions: control premium relative to recent share prices

Date	Target	Acquirer	Premium based on pre-announcement closing share price: 1 month prior	3 months prior
12/11/04	SPC Ardmona [1]	Coca Cola Amatil	39.6%	46.5%
28/10/04	WMC Resources [2]	Xstrata Plc	38.2%	42.0%
08/07/04	Australian Leisure & Hospitality Group	Bruandwo	67.1%	60.0%
17/01/03	BRL Hardy	Constellation Brands Inc	53.5%	30.9%
03/10/01	Petaluma	Lion Nathan Enterprises	49.6%	37.2%
27/09/01	Banksia Wines	Lion Nathan	53.6%	69.4%

Notes:

1 On 12 October 2004, National Foods announced that the company was in discussions with SPC Ardmona about a possible merger which lead to a 15% increase in the closing market price of SPC Ardmona shares over the previous trading day. We have therefore calculated the premiums paid using the prices on or before 12 October 2004 as subsequent prices reflect speculation of an offer.
The offer price used in the premium calculations is based on the all-cash consideration value per SPC Ardmona ordinary share.

2 WMC Resources has not as yet been acquired by Xstrata. The premium calculations are based on the updated offer price of A$7.20 per WMC share. The stock market value of WMC shares has significantly exceeded the value of the Xstrata offer.

---

161 When calculating the takeover premium implied by Foster's Offer for Southcorp relative to Southcorp's pre-bid price market price, we note that Southcorp's share price increased from A$3.70 on 22 December 2004 to A$4.49 on 30 December 2004 (ie, prior to the announcement of Foster's Offer). While Southcorp advised the ASX that it could not explain this movement, in our opinion, the substantial increase in the market price (some 21%) during this period indicates that there was speculation in the market about pending corporate activity in relation to Southcorp.

162 As a result of this abnormal price reaction, we have calculated the takeover premium implied by the Foster's Offer based on Southcorp's pre-bid market prices on or prior to 22 December 2004. On this basis, the premium implied by Foster's Offer is as follows:

Foster's Offer: control premium relative to recent share prices

Based on Southcorp share price on:	Southcorp share price $	Implied control premium[2] %
22 December 2004	3.70	12.7
22 November 2004 Closing Share Price (1 month prior)	3.52	18.5
22 September 2004 Closing Share Price (3 months prior)	3.43	21.6
1-Month VWAP[1] (22 November 2004 - 21 December 2004)	3.66	13.9
3-Month VWAP[1] (22 September 2004 - 21 December 2004)	3.57	16.8

Notes:

1 VWAP is the volume weighted average price. VWAP was calculated using the total value of all transactions divided by the total trading volume in the time period considered.

2 Based on cum dividend Offer price of A$4.17 per share.

---

163 We therefore note that the control premium offered by Foster's is very low in comparison with control premiums generally, and is very low when compared against the premiums paid in transactions where the acquirer expects to achieve significant synergies.

Likely price of Southcorp shares if the Foster's Offer lapses

164 Notwithstanding the above comments, if Foster's Offer lapses and no higher offer or alternative proposal emerges, Southcorp shares may trade at a discount to the Offer price and fall below $4 (assuming similar stock market conditions).

165 A Southcorp share price of less than $4 is consistent with the difference between the value of Southcorp on a portfolio basis and the value on a 100% controlling interest basis. However, given the very large potential synergy benefits we would rate the likelihood of further corporate activity as very high.

166 Therefore, the Southcorp share price is likely to be supported by the expectation of further corporate activity (given Foster's 18.8% shareholding), disclosure of the magnitude of Southcorp's forecast profit improvements, and the very high value of potential synergy benefits available to a number of other industry participants (in general) and the very high synergy benefits available to Foster's.

167 In our view, Foster's are also unlikely to be content to just retain their 18.8% shareholding in Southcorp due to the size of the synergies available to Foster's.

168 Nonetheless, shareholders should note that the future price of Southcorp shares cannot be predicted with confidence and may materially differ from the above price if Foster's Offer is not successful.

Synergies / value of Southcorp to Foster's

169 In our opinion, the Foster's Offer fails to pay a fair share of the value of synergies (net of implementation costs) to Southcorp shareholders.

170 As stated in Section V, our valuation assumes that a purchaser would be prepared to pay away an amount equal to A$630 million to A$710 million for synergy benefits (equivalent to approximately 40% to 45% of the total value of synergies identified by Southcorp). Our assessment allows for the risks of achieving the synergy benefits, uncertainties as to their timing and quantum and allows for the fact that a bidder would only pay away a proportion of the synergies benefits identified. We consider this valuation range reasonable having regard to the nature of the synergies (which are cost rather than revenue synergies) and the extent to which the synergies could be extracted by other potential acquirers.

171 It should also be noted that, in our opinion, the value of Southcorp to Foster's significantly exceeds our valuation range. Assuming Foster's could achieve the synergies estimated by Southcorp management then the value of Southcorp to Foster's would range between A$5.84 and A$5.97 per share (excluding the 3 cent dividend), calculated as follows:

Value of Southcorp to Foster's	A$m	A$m
Value of Southcorp	3,422.6	3,599.3
Total value of synergies	1,577.5	1,577.5
Less share of synergies reflected in value	(630.0)	(710.0)
Value of Southcorp to Foster's	4,370.1	4,466.8
Shares on issue	744.5	744.5
Value of Southcorp to Foster's – including dividend	$5.87	$6.00
Less interim dividend	(0.03)	(0.03)
Value of Southcorp to Foster's – excluding dividend	$5.84	$5.97

172 As indicated above the value of Southcorp to Foster's significantly exceeds our value of Southcorp. This is because our value of Southcorp assumes that a potential purchaser would pay away an amount equal to A$630 million to A$710 million for synergy benefits (equivalent to approximately 40% to 45% of the total value of synergies identified by Southcorp), whereas the value to Foster's reflects 100% of the value of synergies.

Position if Foster's acquires more than 50% but less than 90% of Southcorp

173 Southcorp shareholders should note that, while Foster's Offer is currently conditional on Foster's acquiring 90% of Southcorp shares, if this condition is waived and Foster's acquires more than 50% but less than 90% of Southcorp, Foster's will control Southcorp including its day-to-day management, strategic direction and level of dividend payments. The liquidity of Southcorp shares may also be diminished.

174 However, in such circumstances, Foster's directors appointed to the Southcorp Board will still have an obligation to act in the best interests of Southcorp and to have regard to the interests of all Southcorp shareholders.

Recent share prices subsequent to the Foster's Offer

175 Shareholders should note that Southcorp shares have traded on the ASX significantly above the A$4.14 (excluding the 3 cent dividend) offered by Foster's since the Foster's Offer was announced. On 7 March 2005 Southcorp shares last traded at $4.31 (excluding the 3 cent dividend) and appear to be well supported above the Foster's Offer price. This suggests that the market consensus view is that the Foster's Offer is too low (which is consistent with our view) and will need to be increased if Foster's Offer is to be successful.

176 Whether Foster's is prepared to increase its offer is obviously a matter for Foster's. However, those shareholders who intend to accept the Foster's Offer of A$4.14 per share would (at the date of our report) be better off selling their shares on the ASX, subject to considering the cost of brokerage. Consequently, we do not recommend that shareholders accept Foster's Offer of A$4.14 per share.

177 However, shareholders who wish to sell their Southcorp shares on the ASX should note that they will not obtain the benefit of any increase in Foster's Offer should this occur. In this regard, we note that Foster's has not stated that its Offer of A$4.14 will not be increased.

178 Furthermore, shareholders should note that, while Reline Investments Pty Limited (Reline) sold 18.8% of Southcorp to Foster's on 13 January 2005 at A$4.17 per share, Reline sold on the condition that Reline would also receive:

(a) 100% of any increase in Foster's Offer price should this occur prior to Foster's current Offer lapsing; and

(b) the first A$1 million of any surplus over A$4.17 per share plus 50% of the remainder in the event Foster's directs Reline to sell into a third party offer.

Foster's current shareholding in Southcorp

179 Following the acquisition of Reline's shares in Southcorp, Foster's has a relevant interest in 18.8% of the shares in Southcorp. While Foster's can therefore prevent a competing bidder from proceeding to compulsory acquisition of Southcorp shares, it does not currently control Southcorp. Accordingly, in our opinion, it is appropriate that a full control premium be offered to Southcorp shareholders to reflect the fact that control of Southcorp will pass to Foster's under the Foster's Offer. As stated above, the Foster's Offer in its current form does not offer Southcorp shareholders a full premium for control and represents a discount of between 9.4% and 13.8% to our assessed value of 100% of Southcorp shares on a controlling interest basis.

Conclusion

180 In our opinion, the Foster's Offer is neither fair nor reasonable because:

(a) the value of the consideration offered by Foster's is significantly less than the value of 100% of Southcorp shares on a controlling interest basis

(b) Foster's does not currently control Southcorp and should therefore be prepared to pay a premium for control to reflect the passing of control to Foster's under the Offer

(c) since the Foster's Offer was announced the market price of Southcorp shares has exceeded the price offered by Foster's. Following the announcement of the Offer Southcorp shares have traded at prices ranging from A$4.30 to A$4.76. This suggests that the market consensus view is that the Offer is too low (consistent with our view) and will need to be increased if Foster's Offer is to be successful

(d) Southcorp shareholders are not being paid a reasonable share of the very significant synergy and efficiency benefits which Foster's are likely to be able to generate if the takeover is successful. Given the size of these synergies and efficiencies, and the fact that the acquisition of Southcorp will result in Foster's becoming the world's largest premium wine company by revenue[12], we believe Foster's should be prepared to pay a higher price than currently offered.

Other matters

181 The impact of the Foster's Offer on the tax position of Southcorp shareholders depends on the individual circumstances of each investor. Shareholders should read the taxation advice set out in Section 6 of Foster's Bidder's Statement dated 18 January 2005 and should consult their own professional adviser if in doubt as to the taxation consequences of the Offer.

182 The ultimate decision whether to accept the Offer should be based on each Southcorp shareholders' assessment of their own circumstances, including their risk profile, liquidity preference, tax position and expectations as to value and future market conditions. If in doubt about the Offer or matters dealt with by this report shareholders should seek independent professional advice.

[12] Source: Foster's Investor Presentation, 17 January 2005 and Southcorp's Target Statement dated 17 February 2005

Appendix A

Financial Services Guide

Lonergan Edwards & Associates Limited

1 Lonergan Edwards & Associates Limited (ABN53 095 445 560) (LEA) is a specialist valuation firm which provides valuation advice, valuation reports and Independent Expert's Reports in relation to takeovers and mergers, commercial litigation, tax and stamp duty matters, assessments of economic loss, commercial and regulatory disputes.

2 LEA holds Australian Financial Services Licence No 246532.

Financial Services Guide

3 The Corporations Act 2001 authorises LEA to provide this Financial Services Guide (FSG) in connection with its provision of an Independent Expert's Report (IER) to be sent to Southcorp shareholders in connection with the Offer.

4 This FSG is designed to assist retail clients in their use of any general financial product advice contained in the IER. This FSG contains information about LEA generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the IER, and if complaints against us ever arise how they will be dealt with.

Financial services we are licensed to provide

5 Our Australian financial services licence allows us to provide a broad range of services to retail and wholesale clients, including providing financial product advice in relation to various financial products such as securities, derivatives, interests in managed investment schemes, superannuation products, debentures, stocks and bonds.

General financial product advice

6 The IER contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

7 You should consider your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

Appendix A

Fees, commissions and other benefits we may receive

8 LEA charges fees to produce reports, including this IER. These fees are negotiated and agreed with the entity who engages LEA to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this IER our fees are based on a time cost basis using agreed hourly rates.

9 Neither LEA nor its directors and officers receive any commissions or other benefits, except for the fees for services referred to above.

10 All of our employees receive a salary. Our employees are eligible for bonuses based on overall performance and the firm's profitability, and do not receive any commissions or other benefits arising directly from services provided to our clients. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits arising directly from services provided to our clients.

11 We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Complaints

12 If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner.

13 If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Services (FICS), an external complaints resolution service. You will not be charged for using the FICS service.

Contact details

14 LEA can be contacted by sending a letter to the following address:

Level 27
363 George Street
Sydney NSW 2000
(or GPO Box 1640, Sydney NSW 2001)

Appendix B

Qualifications, declarations and consents

Qualifications

1 LEA is a licensed investment adviser under the Corporations Act. LEA's authorised representatives have extensive experience in the field of corporate finance, particularly in relation to the valuation of shares and businesses and have prepared more than 70 Independent Expert's Reports.

2 This report was prepared by Mr Wayne Lonergan, Mr Craig Edwards and Mrs Julie Planinic who are each authorised representatives of LEA. Mr Lonergan, Mr Edwards and Mrs Planinic have over 35 years, 12 years and 6 years experience respectively in the provision of valuation advice.

Declarations

3 This report has been prepared at the request of the Directors of Southcorp to be sent to Southcorp shareholders. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not the Offer is fair and reasonable to the shareholders of Southcorp.

Interests

4 At the date of this report, neither LEA, Mr Lonergan, Mr Edwards nor Mrs Planinic have any interest in the outcome of the Offer. LEA is entitled to receive a fee for the preparation of this report based on time expended at our standard hourly professional rates. With the exception of the above fee, LEA will not receive any other benefits, either directly or indirectly, for or in connection with the preparation of this report.

Indemnification

5 As a condition of LEA's agreement to prepare this report, Southcorp agrees to indemnify LEA in relation to any claim arising from or in connection with its reliance on information or documentation provided by or on behalf of Southcorp which is false or misleading or omits material particulars or arising from any failure to supply relevant documents or information.

Consents

6 LEA consents to the inclusion of this report in the form and context in which it is included in Southcorp's Supplementary Target Statement.

Appendix C

Listed company multiples

1 The earnings multiples of listed companies involved in the wine industry are set out below:

Listed company multiples	Market Cap	Turnover	EBITA multiple			EBITDA multiple		
	$m	$m	2004	2005	2006	2004	2005	2006
Australian companies								
Evans & Tate	97	90	13.8	12.2	11.1	11.6	9.9	9.1
Fosters Group	10,266	4,124	13.1	12.8	11.5	11.3	11.1	10.0
Lion Nathan [1]	3,980	1,887	12.4	11.8	10.6	10.3	10.0	9.1
McGuigan Simeon Wines	641	262	11.8	10.8	9.6	10.3	9.6	8.6
Foreign companies – North America								
Brown-Forman Inc [2]	6,014	2,577	15.8	13.3	12.1	13.8	11.9	10.9
Constellation Brands [3]	5,899	3,552	16.5	14.1	10.9	14.3	12.4	9.6
Vincor International [4]	1,062	476	17.4	14.8	11.9	14.7	12.7	10.4
Foreign companies – Europe								
Allied Domecq [5]	5,805	3,229	12.2	12.3	11.6	10.9	11.0	10.3
Diageo [6]	22,720	8,981	11.3	12.1	11.5	10.3	10.9	10.4
Pernod Ricard [7]	7,553	3,615	13.2	12.7	11.9	11.8	11.3	10.7
Remy-Cointreau [8]	1,386	888	13.5	13.2	11.8	12.2	11.7	10.6

Notes:
1 Multiples are based on years ending 30 September.
2 Denominated in US Dollars (USD). Multiples are based on years ending 30 April.
3 Denominated in US Dollars (USD). Multiples are based on years ending 29 February.
4 Denominated in Canadian Dollars (CAD). Multiples are based on years ending 31 March.
5 Denominated in British Pounds (GBP). Multiples are based on years ending 31 August.
6 Denominated in British Pounds (GBP).
7 Denominated in Euros (EUR). Revenue and multiples for 2004 are forecasts. Multiples are based on years ending 31 December.
8 Denominated in Euros (EUR). Multiples are based on years ending 31 March.
na – not available.

Appendix D

Transaction multiples

1 There have been a number of recent transactions involving businesses operating in the wine industry. These transactions provide some guidance as to the prices potential acquirers might be willing to pay for 100% of the shares in Southcorp:

Transaction multiples

				EBITDA multiple		EBITA multiple	
Date	Target	Acquirer	Consideration[1] $m	Historical	Forecast	Historical	Forecast
Australasia							
Sept-03	Peter Lehmann Wines	Hess Group	176	19.5	n/a	19.7	n/a
Jan-03	BRL Hardy	Constellation Brands	2,443	14.3	13.6 – 14.0[2]	16.9	15.7 – 16.2[2]
Jan-03	Cranswick	Evans & Tate	99 – 102	24.7 – 25.3	14.7 – 15.1[2]	n/a	n/a
Feb-02	Simeon Wines	McGuigan	339	8.5[3]	n/a	9.9[3]	n/a
Oct-01	Petaluma	Lion Nathan	274	17.3	n/a	22.2	n/a
Oct-01	Pipers Brook	G&C Kreglinger	45	16.2	n/a	31.3	n/a
Sept-01	Banksia Wines	Lion Nathan	106	15.1	14.2[2]	20.6	18.8[2]
Jul-01	Montana Group	Allied Domecq	NZ$ 1,334	21.4	12.2[4]	24.2	13.8[4]
Feb-01	Rosemount Estates	Southcorp	1,490	16.4[5]	n/a	17.9	n/a
June-99	Cuppa Cup Vineyards	Southcorp	48	15.1	n/a	21.2	n/a
International							
Dec-04	Chalone	Diageo	US$ 263 - 293	17.2	16.3 - 18.2[6]	33.8 – 37.6	30.6 – 34.0[6]
Oct-04	Mondavi	Constellation Brands	US$ 1,345	15.1 – 15.4	n/a	21.3 – 21.8	n/a
Aug-00	Beringer Blass Wine	Foster's Group	US$1,585	14.0	n/a	16.1	n/a

Notes:

1 Enterprise value. Based on independent expert's assessment of share value where scrip given as consideration.

2 Based on future maintainable EBITDA and EBIT assessed by the independent expert.

3 Calculated using McGuigan share price at date of acquisition and historic earnings.

4 Based on 2002 forecasts.

5 Based on Southcorp Target Statement.

6 Based on 2005 forecasts.

n/a not available

Appendix E

Overview of wine industry

The global wine industry

1 The global export wine market is lead by 'Old World' producers from Western European countries, including France, Spain and Italy. The Old World producers get their name from their history of traditional wine making which dates back to before medieval times.

2 In 2003 the three major Old World wine producers (France, Spain, Italy) together accounted for 48.6% of global production and 55.7% of global exports (by volume):

Top 10 Wine Producers: 2003

Country	Wine production million litres	Wine consumption million litres	Exports as percentage of Production %	Percentage of global exports by volume %
France	4,735	3,303	32.9	21.2
Spain	3,600	1,187	31.9	15.6
Italy	3,307	2,876	31.6	18.9
USA	2,350	2,665	14.0	4.5
Argentina	1,180	1,353	12.7	2.0
China	1,120	259	0.2	0.0
Australia	*1,085*	*417*	*48.3*	*7.1*
Germany	829	2,013	33.0	3.7
South Africa	761	419	31.2	3.2
Portugal	680	422	21.8	2.0

Source: AWBC *Global Wine Statistical Compendium.*

3 New World countries, including Australia, USA, Chile, Argentina and New Zealand are wine producers who have been making wine for the past two centuries or less. While the New World producers historically are not as dominant as the European producers, recent growth trends show that this is changing as New World producers' export growth outpaces that of the Old World producers.

4 In 2003 the top 10 countries accounted for 79.2% of global production and 78.2% of global exports. Of the major wine producing countries, Australia currently is ranked seventh as a producer and fourth as a wine exporter[13]. Due to the relatively small size of the domestic market, Australia's exports as a percentage of production (at 48.3%) are the highest of any of the major wine producing countries.

5 The top five and ten global wine importer countries represent 58.2% and 75.1% of global wine import (export) markets as shown in the table below:

Top 10 Wine Importers: 2003

Country	Wine production million L	Wine consumption million L	Imports as percentage of consumption	Percentage of global imports by volume
Germany	829	2,013	64.9	17.7
UK	1	1,236	96.5	16.2
USA	2,350	2,665	24.8	9.0
Russia	410	1,228	48.0	8.0
France	4,735	3,303	16.3	7.3
Netherlands	0	314	105.7	4.5
Canada	36	342	76.6	3.6
Belgium	26	172	143.1	3.3
Denmark	0	177	119.0	2.9
Switzerland	97	306	62.0	2.6

Source: AWBC *Global Wine Statistical Compendium.*

6 Of the top five wine importing countries, Australia is well represented in the UK and USA (see below). Opportunities also exist for Australian wine companies to expand into those countries where Australia is under-represented.

7 Global wine production dipped in the late 1990s due to vine uprooting and replacement of non-premium varieties with premium grape varieties in the EU, Chile, South Africa and other countries[14]. The increased acreage devoted to premium grape varieties, and resulting rise in supplies of premium wine, has put downward pressure on wine export prices.

8 Globalisation of the industry has seen several recent acquisitions of Australian wine companies by foreign entities. Recent takeovers by foreign groups entering the Australian market include:

(a) Hess Group's acquisition of an 86% interest in Peter Lehmann Wines (2003)

[13] As at 31 December 2003. Source AWBC Global Wine Statistical Compendium .
[14] Source: ANZ Industry Brief *The Australian Wine Industry* 3/7/01.

(b) Constellation Brand Inc's acquisition of BRL Hardy (2003)

(c) G & C Kreglinger N.V.'s acquisition of Pipers Brook Vineyard (2001)

(d) Lion Nathan's acquisitions of Petaluma and Banksia Wines (2001).

9 In addition to the takeover activity by foreign entities, Australian wine producers have experienced significant consolidation activity over the last five years. Consolidation has included:

(a) Evans & Tate's acquisition of Cranswick Premium Wines (2002)

(b) Brian McGuigan Wines' merger with Simeon Wines (2002)

(c) Southcorp's acquisition of Rosemount Estate (2001).

10 Australian companies are also expanding their operations by acquiring overseas assets. For example, Foster's has acquired wine producers in New Zealand and California.

The Australian wine industry

Structure and activities

11 The various aspects of the wine industry can be summarised as follows:

(a) *grape growing* – grape varieties are grown at vineyards. In the wine industry grapes can be sourced from either:

(i) grapes grown at vineyards owned or leased by the wine business; or

(ii) grapes purchased from other vineyards or contract growers.

There are a number of businesses that grow grapes solely for sale to wine manufacturers. Those businesses often sell the grapes either under an existing contract or on the market. They are usually delivered directly from the vineyard to the winery in transportable bins.

In Australia grapes are typically picked between late January and April. Eventually the grapes of a particular year form the wine vintage of that year. For example, a 2003 vintage wine would come from grapes picked between January and April 2003

(b) *crushing and fermenting* – the next stage is for the grapes to be crushed, the juice is then separated from the solids and fermented. This is normally carried out by placing the grapes in hoppers which then feed grape fermenters and presses. These fermenters and presses comprise stainless steel tanks and equipment of differing sizes and characteristics. It is not unusual in the industry for parts or all of this process to be carried out by third parties. There are contract wine makers who are solely responsible for crushing and pressing the grapes and fermenting the juice

(c) *wine creation* – after the juice has been fermented the next step is to create the wine. This process involves several stages which could include the following:

(i) maturing the wine in different types of oak or stainless steel vats
(ii) filtering the wine
(iii) blending the various grape varietals
(iv) stabilising the wine to enhance clarity and keeping qualities which involves chilling the wine to remove impurities.

These methods and procedures can be used to derive a particular style of wine. The skill that is commonly referred to in winemaking and the differences in wine blend or category comes from the variations and methods each particular winemaker uses. Usually the winemaker holds a qualification relating to winemaking and is regarded by the industry with reference to the number and quality of vintages produced. It is common for each individual wine brand to have its own winemaker who controls this process

(d) *bulk wine* – after the wine manufacturing process described above is completed, the product is in the form called "bulk wine". This is wine ready to be bottled. Bulk wine is ordinarily stored in stainless steel tanks or oak barrels pending bottling. There are organisations and businesses that specialise in or have the capacity to store wines produced by other persons

(e) *bottling* – bulk wine is bottled with bottling machines. The process involves the machine filling the wine into the bottles which are then, corked, labelled and cartoned and stored on pallets. Most major wineries carry out this process themselves for quality assurance reasons and also because the quantities bottled create costs savings by doing the bottling in-house. However, it is common that smaller winemakers contract others to carry out this process

(f) *warehousing and distribution* – once the wine is bottled it is warehoused pending sale. Sales of the product usually occur through a distributor or through company employed sales representatives. Many wine businesses have a distributor that purchases the majority of their bottled wine, warehouses it and then sells and delivers it through the distributors own customer networks. Large companies such as Southcorp, Beringer Blass and BRL Hardy have the volume that allows them to distribute directly to customers.

Distribution

12 In Australia, the large majority of wine sales are made through liquor retail outlets such as Vintage Cellars, Dan Murphy, Macs Liquor, Liquorland and Theos all of which are owned and operated by Coles Myer Limited (Coles) and Woolworths Limited (Woolworths). Coles and Woolworths have recently increased market share after a number of acquisitions including ALH (joint venture purchase involving Woolworths) and Theos (Coles).

13 Given their market dominance it is crucial to the success of a high volume wine brand in Australia to maintain good relationships with Coles and Woolworths. Relationships with the smaller independent sellers and wine clubs are also important. Without strong relationships generating high volume consumer sales can be difficult.

14 In export markets, Australian wine businesses either operate through their own distribution networks or by using overseas distributors. Only those wine businesses with significant overseas turnover have the revenue to justify the cost of an overseas network or to maintain the interest of a distributor.

Domestic Wine Production

15 In 2004, the 14 largest winemakers accounted for 70% of the winegrape crush (by volume) and 73% of wine production (by volume)[15].

[15] Source: Australian Bureau of Statistics 1329.0 *Australian Wine and Grape Industry* 2004.

Appendix E

Australian wine industry	1999-00	2000-01	2001-02	2002-03	2003-04
Wineries (number)	1,197	1,318	1,465	1,625	1,814
Area under vine (hectares)	139,861	148,269	158,594	157,495	164,181
Winegrape crush ('000 tonnes)	1,145	1,424	1,606	1,399	1,860
Wine production (million L)	806	1,035	1,174	1,038	1,424
Wine consumption (million L)	389	398	401	420	436
Wine exports (million L)	287	339	416	508	581
Wine exports ($Am)	1,347	1,614	1,970	2,386	2,551
Wine imports (million L)	20	13	15	17	19
Wine imports ($Am)	114	92	116	139	153

Source: AWBC Winefacts Statistics. ABS 1329.

16 Over the past 10 years, the Australian wine industry has experienced average annual growth in volumes of 12%, predominantly due to rising export sales.

17 In the five years to 30 June 2004 wine exports by volume have increased 103%. However, heavy discounting in overseas markets, most notably the UK and USA and the strong AUD:USD exchange rate have reduced the growth in the Australian dollar value of wine exports to 85%.

18 In the year to 30 June 2002, Australia's wine exports exceeded domestic sales for the first time and by 30 June 2004, exports accounted for 58% of total sales. The domestic market is now comparatively mature with limited scope for expansion, thus growth in the Australian wine industry is largely dependent on continued growth in international markets.

19 Imports have historically been low as the domestic market has an abundance of good quality lower priced wines, which reduces the desirability of imported wines as they are generally more expensive.

20 A listing of the major Australian wine producers, their domestic market share by value and brands are set out below:

Major producers of Australian wine

Company	Domestic Market Share %	Selected Brand and Trading Names	
Southcorp Limited	17.1	Seppelt	Lindemans
		Rosemount Estate	Wynns Coonawarra Estate
		Coldstream Hills	Leo Buring
		Queen Adelaide	Penfolds
		Devil's Lair	Seaview
Constellation Brands Inc / BRL Hardy	15.8	Houghton Wines	Hardys
		Berri Estates	Leasingham
		Banrock Station	

Appendix E

Major producers of Australian wine			
Company	**Domestic Market Share %**	**Selected Brand and Trading Names**	
Foster's Group Limited / Beringer Blass	11.5	Mildara Krondorf	Wolf Blass Yarra Ridge
Pernod Ricard / Orlando Wyndham	10.4	Jacob's Creek Richmond Grove Poets Corner	Orlando Wines Wyndham Estate Morris Wines
De Bortoli Wines Pty Limited	5.1	De Bortoli Wines Windy Peak	Noble One Gulf Station
McGuigan Simeon Wines Limited	4.0	Tempus Two	McGuigan Black Label
S Smith and Son Pty Ltd	3.9	Yalumba Hill Smith Estate	Mawson's Coonawarra
Other companies	32.2		

Source: AC Neilson MAT to January 2005.

21 In the 2004 financial year wineries grew around 26% of their premium wine grape requirements, up from 23% in the 2003 financial year. Of the key varieties, wineries sourced 30% or less from their own vineyards. Riesling was the exception, with around 50% sourced from vineyards owned by wineries[16].

22 In the year to 30 June 2004 the Australian wine and grape industry reported record harvest, crush and wine production levels. This is a significant turnaround from the drought conditions experienced throughout most wine growing regions in the previous year.

23 The area of vines cultivated in 2004 increased to a record 164,181 hectares, with grape-bearing vines representing 150,561 hectares[17]. The wine making grape harvest increased to 1.8 million tonnes, a rise of 37% on the drought affected 2003 harvest, and a 20% increase on 2002.

24 New plantings of red varieties peaked in 1999 in response to international demand for premium red wines. In 2004 red grape varieties accounted for 58% of the total wine grape production, compared to only 33% in 1997. Higher prices for white wine grapes over the past few years have encouraged increased plantings of these varieties, particularly Chardonnay[18].

[16] Source: ABARE *Australian Wine Grape Production: Projections to 2006-07* 2005.
[17] Source: AWBC Winefacts Statistic.
[18] Source: ABARE *Australian Wine Grape Production: Projections to 2006-07* 2005

Appendix E


Annual plantings of key varieties in Australia
Ha
6,000
5,000
4,000
3,000
2,000
1,000
0
Shiraz
Cabernet sauvignon
Chardonnay
Merlot
Semillon
1997
1998
1999
2000
2001
2002
2003
2004
2005
Sources: Australian Bureau of Statistics 1329.0 *Australian Wine and Grape Industry* 2004; ABARE *Australian Wine Grape Productions: Projections to 2006-0*. Note: 2005 data are for "intended plantings".

25 Based on the percentage of total wine grape production in 2004, Shiraz is now the most abundant variety in Australia, accounting for 25% of grape production, followed by Chardonnay and Cabernet Sauvignon at 18% each, Merlot at 7% and Semillon at 5%.

Prices and volumes

26 Wine prices tend to fluctuate in response to the availability, and price of grapes, seasonal conditions and market conditions.

27 The following table presents the national average prices paid for wine grapes of the top four red varieties and the top four white varieties, based on the value of the 2004 crush:

Australian Grape National Average Prices: 2004 harvest			
Variety	Total Crush volume t	Estimated value of total crush $m	Average Value/Tonne $/t
Top 4 white varieties			
Chardonnay	312,773	330	1,054
Semillon	91,204	54	589
Sauvignon Blanc	32,768	36	1,084
Riesling	33,073	33	1,013
All white varieties	829,566	590	711
Top 4 red varieties			
Shiraz	438,045	391	892
Cabernet Sauvignon	305,383	248	814

Appendix E

Australian Grape National Average Prices: 2004 harvest			
Variety	Total Crush volume t	Estimated value of total crush $m	Average Value/Tonne $/t
Merlot	116,362	84	718
Pinot Noir	41,076	48	1,167
All red varieties	1,037,369	849	819
Total crush	1,866,935	1,439	771

Note:

1 Excludes Western Australia.

Source: Australian Regional Winegrape Crush Survey database (AWBC website).

28 Products in the various segments of the Australian market compete on price and quality to different degrees:

(a) lower quality wines face strong competition from substitute beverages

(b) wines produced in bulk tend to compete on the basis of price and value for money

(c) mid-price range bottled products are experiencing the highest level of competition as this is the market the majority of firms have targeted

(d) premium wines compete on quality, branding and distribution. The level of competition in this category is increasing as consumer tastes become more sophisticated.

29 The graphs below set out the prices of the four most popular white and red wine grape varieties, in both cool and warm climates:


$/tonne
1,800
1,600
1,400
1,200
1,000
800
600
400
Red Varieties
Cool
Climate
PN
CS
Sh
Me
Warm
Climate
Sh
PN
Me
CS
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04

30 Cool-climate and warm-climate grapes attract different prices, with cool-climate grapes historically fetching as much as twice the warm-climate price for the same variety, as shown in the above graphs. In the year to 30 June 2004 warm climate grapes represented 63% of the total crush, with the remainder cool climate.


$/tonne
1,500
1,300
1,100
900
700
500
300
White Varieties
Ch
SB
Re
Cool
Climate
Se
Ch
Warm
Climate
SB
Re
Se
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04

Source: AWBC *Australian Regional Crush Survey*. Ch, Chardonnay; CS, Cabernet Sauvignon; Me, Merlot; PN, Pinot Noir; Re, Reisling; SB, Sauvignon Blanc; Se, Semillon, Sh, Shiraz.

31 Over the last five years the prices for red grapes have fallen and the prices for white grapes have increased, reflecting out-of-balance supply and demand. Overall red grapes have been in oversupply and white grapes in undersupply.

Appendix E

32 The table below shows the average prices of the five most popular grape varieties (both cool and warm varieties), including two white varieties (Chardonnay and Semillon) and three red varieties (Cabernet Sauvignon, Melot and Shiraz):


Selected wine grape prices
$ / tonne
1,400
1,200
1,000
800
600
400
200
0
1/06/2000
1/06/2001
1/06/2002
1/06/2003
1/06/2004
Chardonnay
Semillon
Cabernet Sauv
Merlot
Shiraz

33 With the exception of Chardonnay grapes, which historically have been in deficit the general trend of prices has been down. Cabernet Sauvignon grapes have had the greatest price decline which is reflective of the greatest excess production (over demand) of all the grape types.


Historical and forecast
wine grape volumes
Million L
600,000
500,000
400,000
300,000
200,000
100,000
0
Chardonnay
Semillon
Cabernet Sauv
Merlot
Shiraz
1999
2001
2003
2005
2007
2009

34 Grape volumes increased substantially in 2004 compared to 2003 as drought affected regions became productive again. The shortage of grapes during the drought also pushed wine grape prices up as supply failed to meet demand.


Historical and forecast
Over / Under supply of wine grapes
Tonnes
80,000
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Chardonnay
Semillon
Cabernet Sauv
Merlot
Shiraz

35 While future grape prices cannot be reliably forecast, we note that forecasts for the 2007 to 2009 crush[19] show that the size of the total crush is expected to increase with wine grapes (in total) remaining in oversupply (albeit at lower levels as a percentage of the crush). While demand for Semillon and Shiraz grapes are forecast to exceed supply in 2009 the level of undersupply is not significant. Furthermore, some grape substitution can occur to alleviate small shortages.

36 Due to the continued forecast oversupply of grapes, in our opinion, it is reasonable to assume that grape prices will not increase in real terms for many years or that any future real price increase will be able to be recovered through selling prices over time (excluding the one-off impacts of droughts and other natural events).

Domestic market

37 Approximately 60% of domestic wine sales are made from brands owned by the largest wine manufacturers (eg Southcorp, Constellation Brands Inc / BRL Hardy, Orlando Wyndham, Beringer Blass and McGuigan Simeon).

38 There are more than 1,800 other wineries that exist in the Australian market. Most of these own one or two brands only and sell a relatively small number of cases (many less than 5,000 cases per annum). Sales are generally from cellar door operations, wine clubs and through personal customers. Of these 1,800+ wineries there are only around 100 brands readily recognisable to consumers. These brands typically sell 150,000+ cases per annum. In addition there are also boutique brands that sell less than 150,000 cases per annum but have a market presence in a particular geographic area.

[19] Source 2004 National Winegrape Crush & Price Report, Australian Wine and Brandy Corporation, January 2005.

39 Annual domestic sales of Australian-produced wine have increased 20% over the last five years, to 436 million litres in the 2004 financial year, with most growth being in the red/rose wine products. Sales of domestic wines by category are shown in the table below:


million L
Domestic sales of Australian wine: monthly trend data
12
10
8
6
4
2
Cask White
Bottled White
Bottled Red
Cask Red
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Australian Bureau of Statistics 1329.0 *Australian Wine and Grape Industry* 2004

40 In 2004, domestic sales of Australian table wine were dominated by sales of cask white, accounting for 34% of sales by volume, followed by bottled white, bottled red and cask red, accounting for 24%, 23% and 18% of sales respectively.

41 Over the last 10 years sales of white wine casks have remained fairly stable. Sales of bottled white wine and both bottled and cask red wine have increased The rise in bottled wine consumption is attributable to several factors[20]:

(a) tastes becoming more sophisticated, favouring premium products (ie bottled white over cask white)

(b) favourable movements in wine prices (at the lower end of the market) compared to prices of substitute products (eg beer)

(c) growth in incomes – the demand for wine is income elastic and higher incomes have facilitated more meals being eaten away from home and such meals are more likely to be accompanied by wine than meals eaten at home.

Export market

42 Australia has been a net exporter of wine since 1988. In 2004 Australia exported 639 million litres of wine, compared to imports of only 19 million litres. Wine export volumes have grown every year since 1995 as the graph below shows:

[20] Source: IBISWorld Industry Report *Wine Manufacturing in Australia* Dec 2004.

Appendix E


Exports of Australian Wine
million L
$/L
Volume
Average unit price
700
600
500
400
300
200
100
0
5.00
4.80
4.60
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Source: Australian Wine & Brandy Corporation, Wine Export Approval Report, December 2004.

43 While export volumes have grown consistently, the average unit price of exported wine has been declining since 2000. In 2000 the average unit price was $4.78 per litre however by 2004 this had decreased to $4.27 per litre. The price decrease is attributable to a combination of higher A$ exchange rates and falling red wine prices, reflecting increased global production as well as the global trend towards better quality cheaper bottled wine. The average red wine unit price has fallen 21% over the two years to 30 June 2004 to $4.46 per litre, whereas the average white wine unit price fell only 8% in the same period (to $3.85 per litre)[21].

44 Export sales have grown at an average of 22.4% per annum over the last 10 years as the table below illustrates:

Australian wine exports		
Year	Exports A$m	Growth %
1994	376	
1995	406	8.0
1996	551	35.7
1997	687	24.7
1998	884	28.7
1999	1,192	34.8
2000	1,484	24.5
2001	1,763	18.8
2002	2,254	27.9
2003	2,382	5.7

[21] Source: ABS 8504.0 Sates of Australian Wine and Brandy by Winemakers Dec 2004.

Appendix E

Australian wine exports		
Year	Exports A$m	Growth %
2004	2,745	15.2
Average over 10 years		22.4

Source: Australian Wine and Brandy Corporation, 2005.

45 In recent years growth has slowed from the high rates achieved in 1996 to 2000. The lower growth rate is largely attributable to declining average unit prices as volumes have increased substantially over the same time frame.

46 New World wine exports have grown five fold since 1990. Over the same period Old Wine exports have grown 4% per annum. Of the New World wine export growth Australia now represents 30% of the total volume share, the largest of the new age countries.

47 The United Kingdom and the USA are Australia's major export markets, together accounting for 70% of Australia's wine exports (by value) in 2004:


A$ million
Australian Wine Exports by Destination: monthly MAT
1,000
800
600
400
200
0
UK
USA
Canada
New Zealand
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05

Source: AWBC *Wine Export Approval Report* Jan 2000 to Jan 2005

48 Other destinations for Australian wine include Canada and New Zealand. Canada is currently the seventh largest global import wine destination and Australian wine exports are increasing as more Australian wines gain presence there. Wine exports to New Zealand are more stable, however, as Australian wines have been well represented there for many years.

49 In addition to the UK, USA, Canada and New Zealand, Australia is fast growing substantial export markets in Germany, Sweden, Ireland, Japan and the Netherlands as well as many other smaller wine consuming nations.

Appendix E

UK wine market

50 The UK relies on imported wine for domestic consumption. The UK is the largest export destination for Australian wine.

51 In 2003/04, shipments of Australian wine to the UK increased by 8% in volume but values remained static at around A$860 million. This is because average unit export prices declined by 7% from the previous year continuing the downward trend that started around 1998. Prices have been under pressure due to increased competition from other imports, continued retail consolidation, the higher A$ exchange rate and the realignment of company inventories in response to slowing retail sales.


million L
Exports to the UK: volumes and prices (monthly)
A$/L
300
250
200
150
100
5.00
4.50
4.00
3.50
3.00
Value per litre
Volume
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Source: AWBC Information Centre *Wine Export Approval Report* Jan 2000 to Jan 2004.
Note: Each data point is the annual total for the 12 months ending with the nominated month.

52 The UK market is price sensitive, with consumers becoming increasingly discerning and expecting quality at a reasonable price. Around 90% of wines sell for less than £5 per bottle and 70% for less than £4 per bottle. This reflects an increasing trend towards off-premise purchases, which is not favourable for trading up to higher price points. Around 96% of Australian exports to the UK were sold at prices of less than A$7.50 a litre. Sales volumes declined by up to 33% in the premium (A$5 to A$10 a litre) and super premium (over A$10 a litre) categories. Lower ranges recorded growth in 2003/04, with the bulk segment experiencing the highest increase of 30% on the previous year.

53 Retail consolidation in the UK has continued to intensify, with 10 major retailers handling around 80% of the off-premise trade (off-premise trade represents 80% of all wine sales in the UK). This has increased competition in the market place, with significant discounting at the retail end. In addition, import competition from other New World countries has been increasing in the UK market. Chilean wine now makes up around 6.3% of the retail market and wine shipments from the US to the UK are estimated to have increased by 9% in 2004 to around 396 million litres. Despite this, Australia continues to lead the off-premise trade.

Data from AC Neilson indicate that six of the top 10 wine brands in the UK are Australian.

54 Export sales to the UK improved in 2004/05. In October and November 2004 the UK regained its number one status in both export volume and value terms on a moving average basis. The US held the number one position as the highest value destination for Australian wine for the 15 months to September 2004.

USA wine market

55 The US is the largest premium wine market in the world, slightly ahead of France in terms of gross profit dollars.


million L
Exports to the US: volumes and prices (monthly)
A$/L
200
150
100
50
0
6.50
6.00
5.50
5.00
4.50
Value per litre
Volume
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05

Source: AWBC Information Centre *Wine Export Approval Report* Jan 2000 to Jan 2004.
Note: Each data point is the annual total for the 12 months ending with the nominated month.

56 In 2003/04 Australia was the second largest exporter of wine to the US market, (behind Italy) shipping around 172 million litres, up 21% on the previous year. In unit price terms, Australian wine exports averaged $5.27 a litre, down 10% on the previous year, although some of this decline was caused by the appreciation of the Australian dollar against the US dollar.

57 Over the last 10 years, US wine consumption has grown at an average of 2.3% per annum. Imports of wine to the US of the same time period, however, have grown at an average of 7% per annum. In the last few years, consumption growth has increased by 4% to 5%, spurred by price declines in the sector, mostly from imports. Imports now represent about 45% to 50% of the US$6 to US$9 category (and about 55% of the US$6 to US$7 category).

58 About 75% of wines shipped to the US market are sold at below US$7 at retail, which represent about 38% of wine revenue. Wines over US$7 account for almost two-thirds of wine revenues, wines over US$14 represent only 11% of total industry volume.

59 Wine imports to the US market grew only 3% in the 10 months to October 2004 as US dollar weakness began to have an impact. Imports from Australia actually exceeded those from Italy for the first time (for table and bulk wine, excluding sparkling wine and dessert wines). In fact, while the import category grew by only 1.1 million cases, Australian wines actually provided 1.6 million cases of growth. Both French and Italian wines declined in volume, hurt significantly by the strength of the Euro.

60 Of the total US import growth of 6.2 million cases in 2003, Australia supplied 5 million cases. Growth of Australian imports slowed in 2004 and future growth is difficult to estimate because an increase in US production could result in excess supply. However, US production in 2005 is expected to be flat which is expected to lead to a reduction in inventories[22].

61 Various US brokers have indicated that they believe the US wine cycle is now turning up as there are signs the US wine surplus may fall improving margins[23].

Outlook for the Australian Wine Industry

62 Since the industry is expanding off a much higher base than previously, revenue growth rates are expected to reduce unless further market penetration is achieved in the fast growing export markets (Canada, Germany, Sweden and Ireland) as well as penetration of new untapped markets such as China, India, Japan and other Asian countries. Production and revenue are forecast to continue to rise, albeit more modestly than in the past, at a rate of around 2% (real) for 2005[24].

63 The medium-term outlook for the Australian wine industry remains good for large-scale efficient producers who carefully target their markets and adopt appropriate marketing campaigns and for those who cater to a small niche market. However, the medium-sized producers will struggle as the larger companies become more aggressive selling their product in overseas markets[25].

64 According to IBISWorld the global wine industry (in total) will be mature by 2008-09. It will therefore become increasingly difficult for Australian producers to grow revenues. However, careful marketing and planning will enable Australian wines to continue to gain world market share. IBISWorld are forecasting (real) sales increases of 2% to 3% per annum until 2009, with sales reaching $5.74 billion[26].

65 Despite the threats posed by globalisation and competition, Asia represents an export destination with long-term prospects for Australian wine producers due to the potential for increases in per capita consumption and the region's proximity to Australian suppliers.

---

[22] Source: Morgan Stanley.
[23] Source: JP Morgan and Morgan Stanley.
[24] Source: IBISWorld.
[25] Source: IBISWorld
[26] Source: IBISWorld

66 In China, the wine market is now opening up to competition following its accession to the WTO in 2001. Under WTO arrangements, China's previous tariff of 65% on wine imports was reduced to 14% in 2004. China is also investigating free trade arrangements with Australia which could be beneficial to wine exporters.

67 Markets are also likely to expand in Taiwan, South Korea, Hong Kong, Thailand, Singapore, Indonesia and Malaysia. Economic conditions in the Asia-Pacific region will affect growth in exports to these markets.

68 US research indicates that both the incidence and frequency of wine consumption increase with age. Part of the recent growth in wine consumption in the US and UK is attributable to this trend. With populations continuing to mature in most western countries growth in wine consumption is expected to continue.

69 The fast growing wine consuming markets (USA, UK, Germany, Canada) are major consumers of New World wine. For example in the USA, Australian producers account for a very large portion of US wine imports.

70 Australia has been a key driver in the acceleration of New World wine growth, however it currently only represents 4% of world production and 19% of New World production. Considering New World production accounts for only 25% of total wine production there is scope for further market share gains by Australian producers.

71 In a recent broker's report it was stated that global Old World supply is expected to be remain in surplus post 2006, while New World supply will meet demand by 2006, with demand exceeding supply thereafter.

Imports

72 For the period to 2009, foreign producers are likely to gain a slightly greater foothold in the local wine market as they will slowly increase sales (by approximately 3.5% per year) to a forecast $200.8 million by the end of the period. Import growth is expected to intensify during 2005/06 due to the strong Australian dollar (which makes wine imports less expensive). The import share of domestic demand is expected to increase from 6.8% currently to 8.5% during the period to 2009. Imports will largely be sourced from France, Italy, New Zealand and Spain but an increased prominence by South American producers is also expected.

Appendix F

Glossary

ACCC	Australian Competition and Consumer Commission
ALH	Australian Leisure & Hospitality Group
ASIC	Australian Securities & Investments Commission
ASX	Australian Stock Exchange
Banksia	Banksia Wines Limited
Beringer	Beringer Wines Estates Holdings, Inc
BRL Hardy	BRL Hardy Limited
CGT	Capital gains tax
Chalone	Chalone Wine Group Ltd
COGS	Cost of goods sold
Constellation	Constellation Brands Inc
CPI	Consumer Price Index
Cranswick	Cranswick Premium Wines Limited
Cuppa Cup	Cuppa Cup Vineyards
DCF	Discounted cash flow
EBITA	Earnings before interest tax and amortisation
EBITDA	Earnings before interest, tax, depreciation and amortisation
ESOP	Executive Share and Option Plan
Evans & Tate	Evans & Tate Limited
Foster's	Foster's Group Limited
FSG	Financial Services Guide
Hess	Hess Group Australia Ltd
IER	Independent Expert's Report
Kreglinger	Kreglinger (Australia) Pty Limited
LEA	Lonergan Edwards & Associates Limited
Lion Nathan	Lion Nathan Limited
MAT	Moving annual totals
McGuigan	McGuigan Simeon Wines Limited
Mondavi	Robert Mondavi Corporation
Montana	Montana Group (NZ) Limited
NPV	Net present value
NYSE	New York Stock Exchange
PE	Price earnings ratio
Petaluma	Petaluma Limited
Peter Lehmann	Peter Lehmann Wines Ltd
Pipers Brook	Pipers Brook Vineyard Limited
Reline	Reline Investments Pty Limited
Rosemount	Rosemount Estates Pty Limited
RTD	Ready to drink (pre-mixed alcoholic beverages)
Simeon	Simeon Wines Limited
Southcorp	Southcorp Limited
the Offer	The Offer by Foster's announced on 13 January 2005
VWAP	Volume weighted average share price

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

8 March 2005

SOUTHCORP RELEASES INDEPENDENT VALUATION

SYDNEY – Southcorp today released an Independent Expert's Report, which assessed the value of Southcorp in a range from $4.57 and $4.80 per share and confirmed the Foster's bid of $4.14 per share is neither fair nor reasonable to Southcorp shareholders.

The Independent Expert has also assessed the full value of Southcorp to Foster's (including 100% of synergies) in a range from $5.84 and $5.97 per share.

The valuation, prepared by Lonergan Edwards and Associates Limited, provides an unequivocal validation of the Southcorp Board's rejection of the Foster's takeover bid of $4.14 per share launched on 17 January 2005.

The Independent Expert states "Southcorp shareholders are not being paid a reasonable share of the very significant synergy and efficiency benefits which Foster's is likely to be able to generate if the takeover is successful. Given the size of these synergies and efficiencies, and the fact that the acquisition of Southcorp will result in Foster's becoming the world's largest premium wine company by revenue, we believe Foster's should be prepared to pay a higher price than currently offered."

Southcorp Chairman Brian Finn said the independent valuation provided further evidence to Southcorp shareholders that it's not time to sell Southcorp.

Mr Finn said, "Our shareholders are aware of the inadequate and opportunistic nature of this bid and we do not believe Foster's will be successful at $4.14 per share. This assessment is evidenced by the lack of acceptances Foster's have received to date and by the direct feedback we've had from our shareholders that now is not the time to sell."

"According to a poll by Georgeson Shareholder, 85% of Southcorp's retail shareholders polled have indicated that they plan to reject Foster's offer. This is also consistent with feedback from our major institutional shareholders," said Mr Finn.

Mr Finn said the Independent Expert Report demonstrated that to have any chance of success in the takeover, Foster's would have to increase their offer substantially or risk being locked in as a minority shareholder with no Board representation.

"I have written today to Foster's Group Ltd Chairman Frank Swan, informing him of the Southcorp Board's continuing resolve in rejecting the Foster's offer. In the interests of finding a sensible outcome to what is likely to become an impasse, I have extended an invitation to enter into discussions to consider a merger of Southcorp and Foster's worldwide wine business excluding Clubs and Services," Mr Finn concluded. Mr Finn's letter to Mr Swan is attached to this media release and has also been issued to the Australian Stock Exchange.

Southcorp CEO and Managing Director John Ballard said "We remain of the view that Foster's is seeking to take away all of the upside in this company's improved performance and the positive outlook for the global wine industry without adequately compensating Southcorp shareholders for doing so. Our shareholders have seen the Foster's offer for what it is - an opportunistic bid for the some of the world's best wine brands and assets at an inadequate price.

"The Independent Expert's Report underscores the importance of not letting go of Southcorp at the current Foster's offer price. It's just not time to sell."

For further information contact:

Media:
Ross Thornton
Third Person
Mob: 0418 233 062

Analysts
Kristina Devon
Direct: 02 9465 1048
Mob: 0409 030 767

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The Prestige Wine of Australia

18 L 43
LINDEMANS
making life more enjoyable

T Brian Finn AO
Chairman

8 March 2005

Mr FJ Swan
Chairman
Foster's Group Limited
77 Southbank Boulevard
Southbank Vic 3006

Dear Frank

As discussed by telephone, please find enclosed a report from Lonergan Edwards and Associates Limited (the Independent Expert) released to the market today. As you can see from the report, the Independent Expert has assessed the value of Southcorp in a range from $4.57 and $4.80 per share and confirmed that the Foster's bid of $4.14 per share is neither fair nor reasonable to Southcorp shareholders.

The Independent Expert has also assessed the full value of Southcorp to Foster's (including 100% of synergies) in a range from $5.84 and $5.97 per share.

The Southcorp Board will continue to recommend that our shareholders reject Foster's offer and we believe that this message already has been well accepted by our major institutional and retail shareholders. The results of our recent poll of our retail shareholders show that the overwhelming majority intend to reject your current offer.

You have indicated an intention to be "patient and disciplined" and your Chief Executive Officer, Mr O'Hoy, has made statements to the media that Foster's is prepared to sit on the Southcorp register as a major shareholder and seek Board representation. While we welcome Foster's as a major shareholder, I am sure you realise that as a significant competitor to Southcorp, Board representation for Foster's would not be appropriate.

The Board is very strongly of the belief that the best outcome for Southcorp shareholders' at this point would be for existing Southcorp management to continue to improve the business to increase long term shareholder value. However, I do recognise the difficulties that this may have for Foster's, given your stated strategy of achieving global leadership in premium wine.

As a constructive alternative to the current situation, we have developed a proposal that might provide a mutually beneficial solution for Foster's and Southcorp. This proposal involves merging Southcorp with Foster's worldwide wine business (excluding Clubs & Services) and is based on publicly available information on your wine business. The proposal involves:

a) The issue of approximately 650 million to 765 million Southcorp shares for the acquisition of the Foster's wine business on an ungeared basis, and;

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1215 Facsimile: +61 2 9465 1185 E-mail: tbfinn@finn.com

b) A pro rata 1 for 10 buyback of Southcorp shares following the issue referred to in (a) above at $4.70 per share, which approximates the midpoint value of Southcorp shares established by the Independent Expert.

Assuming 100% acceptance, Foster's would then hold an interest in Southcorp of between 57% and 60%.

We believe the proposal has significant benefits to both Foster's and Southcorp shareholders given that:

- We expect the transaction would be materially EPS accretive for both Foster's and Southcorp shareholders
- Foster's would gain a controlling interest in the world's largest premium wine business with a significant international reach and scale, without further cash outlay;
- Foster's would be able to continue with its previously announced capital management strategy;
- The majority of the synergistic benefits outlined in the Target's Statement would still be available but the integration risk would be shared, and
- Southcorp shareholders would participate in the benefits of the merger of the wine businesses and we believe that they would be materially better off than selling their shares at $4.14 per share.

Importantly, we would both have created an Australian company that would have a leading international position in the world of wine, and in which both Foster's and Southcorp shareholders would participate.

A key part of this proposal would be establishing governance and other protocols to reflect the balance between Foster's interest in Southcorp and public ownership of Southcorp shares, and to ensure that our combined wine businesses could grow as the world's leading wine company.

We expect the proposal would be implemented after expiry of the Foster's takeover offer and completion by Foster's of the acquisition of the 18.8% shareholding interest in Southcorp from Reline Investments Pty Limited.

We extend Foster's an invitation to enter into discussions to develop the proposal and undertake the necessary due diligence.

Sincerely



Brian Finn
Chairman

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1215 Facsimile: +61 2 9465 1185 E-mail: tbfinn@finn.com

SOUTHCORP

Proposal to Foster's

8 March 2005


SOUTHCORP

Contents

Current situation

- Southcorp shareholders overwhelmingly REJECT $4.14
  - Shareholder research confirms that 84% of Southcorp shareholders plan to REJECT Foster's current offer
  - Only 1% of Southcorp shareholders intend to accept the current offer
- The Independent Expert values Southcorp shares in the range $4.57 to $4.80 per share
  - The full 'turnaround' value of Southcorp and the improving global wine market is not recognised
  - Synergies not being shared fairly with Southcorp shareholders
- The Independent Expert values Southcorp to Foster's (including 100% of synergy benefits) in the range of $5.84 to $5.97 per share.
- Foster's offer is highly unlikely to succeed at the current price and the offer will need to be substantially increased to be successful
- While our preferred outcome is that existing Southcorp management continues to improve the business to increase long term shareholder value, as a constructive alternative to an ongoing stalemate, we have developed the following opportunity

The opportunity

Assuming Foster's agrees to the proposal, a 'win-win' merger of Southcorp and Foster's wine business would occur.

- A merger delivers significant benefits to Southcorp and Foster's shareholders and the Australian wine industry
  - EPS accretive on both sides, including equitable synergy and risk sharing
  - Allows Foster's to participate in merger without outlaying additional capital
  - Builds an extraordinary growth platform for Australian wine
  - Maintains two listed entities as separate investment opportunities for the Australian investment community and a "pure wine" investment
- The rationale for combining our businesses is strategically compelling
  - Create world's largest premium wine business
  - Strategically well-positioned in high growth premium price segments
  - Australia's strongest wine brands achieve global scale benefits and competitive advantage
  - $148M in cost synergies, as well as upside revenue opportunities
  - Integration risks are significant but surmountable

Contents

Transaction structure

Post transaction structure



Southcorp shareholders
Foster's
40-43%
57-60%
Southcorp
100%
100%
100%
100%
Southcorp wine assets
BBWE
Clubs & Services
Foster's brewing operations

Key transaction steps

- Foster's and Southcorp agree to merge the businesses after appropriate due diligence
- Appropriate governance and other protocols would be established between Foster's and Southcorp
- Southcorp shareholders must approve the issue of shares to Foster's and acquisition of BBWE by ordinary resolution under Corporations Act and ASX Listing Rules
- Issue of 660m-765m Southcorp shares for the acquisition of Foster's wine business (excluding Clubs & Services) on an ungeared basis
- Pro rata 1 for 10 buy back of Southcorp shares at $4.70 per share, which approximates the midpoint of the Independent Expert's valuation range
- The proposal will result in Foster's gaining a 57-60% controlling interest in Southcorp

Exchange percentage considerations

- Historical earnings of Southcorp and BBWE
- Relative earnings outlook 2005-2009
  - Volume and revenue projections in key markets, given recent trends
  - Announced cost saving initiatives in progress (Southcorp's 'Veraison', BBWE's 'Wine Trade Review')
- Relative share of synergies / implementation risk
- Transfer of control to Foster's
- Foreign exchange
  - High Australian dollar
  - Hedge book impact

Contents

Benefits for shareholders

For both sets of shareholders

- **Global leadership**: the creation of a premium wine business with a portfolio of leading brands, significant international reach and scale
- **Diversification**: improved global spread of earnings
- **Future growth**: extraordinary platform in attractive segments and in attractive markets
- **EPS accretive**: substantial growth from year 1
- **Risk sharing**: integration challenge
- **Management**: unparalleled wine team

For Southcorp's shareholders

- **Fair and reasonable outcome compared to current offer:** an ongoing interest in the business, a fair share of synergies and upside from current turnaround in the business and improved market conditions
- Substantial cash payment via buyback

For Foster's shareholders

- **Synergies**: majority share
- **Control**: 57-60% ownership
- **No additional cash outlay**: ability to continue capital management programme
- **Multi-beverage strategy**: potential to retain benefits

A compelling combination

	Southcorp	BBWE*	Combined business
SUPPLY CHAIN			
Vineyards:	8,000 hectares	7,800 hectares	**16,000 Ha of some of the best wine acreage in world**
Wineries:	11 (Karadoc 160kT planned)	14	**World class wineries: scale and quality**
GLOBAL BRANDS	Penfolds, Rosemount Estate, Lindemans	Beringer, Wolf Blass	**Strong global portfolio** from which to build
Countries:	Australasia, Americas, Europe	Australasia, Americas, Europe	**Global AND regional premium wine leadership**
Distributors and channels:	Australia: category captain	USA: on-premise	**Category captain potential** (premium and Australian wine category)
Employees:	2,300	1,700	**World class wine management team**
OPERATING FINANCIALS (FY04)			
Revenue:	$1.1B	$1.1B	**$2.2B**
EBITA:	$176M	$174M	$350M (before synergies)

* BBWE Wine Trade only – excludes Clubs & Services

Strong brands at nearly every price point

Price points	A$/ bottle	Southcorp brands	BBWE brands
Luxury	>35	• Penfolds super premiums (inc Grange, St Henri, Yattarna), Devil's Lair, Lindemans Trio, Wynns John Riddoch, Lanson Champagne, Seppelt St Peters	• Wolf Blass Platinum & Black labels, Saltram Eighth Maker, Annie's Lane Copper Trail, Beringer Private Reserve, Stag's Leap, Wolf Blass Private Label, Etude
Ultra premium	19-35	• Penfolds Bins, Rosemount Show Reserve, Wynns Cabernet Sauvignon, Coldstream Hills, Talomas, Edwards & Chaffey	• Wolf Blass Grey & Gold labels, Chateau Souverain, Greg Norman Estate, Taz, Travaglini, St Huberts, Pepperjack
Super premium	14-19	• Wynns, Seppelt, Devil's Lair 5th Leg, Penfolds Thomas Hyland, Leo Buring, Secret Stone	• Wolf Blass Red & Yellow labels, Jamiesons Run, Yellowglen, Chateau St. Jean
Premium	11-14	• Lindemans Reserve, Penfolds Koonunga Hill, Rosemount Diamond, Rouge Homme, Ryecroft	• Saltram Barossa Valley, Beringer Founders Estate, Stone Cellars, Red/Pink/Yellow, Matua, Yarra Ridge
Popular Premium	8-11	• Penfolds Rawsons Retreat, Lindemans Bins, Rosemount Blends, Rosemount Jigsaw, Seaview, the Little Penguin, Killawarra, Blues Point	• Meridian, Gabianno, Wolf Blass Bilyara, Saltram Varietal, Eaglehawk, Carmenet, Rothbury Estate, Saltram Makers Table, Stone Cellars
Popular	5-8	• Lindemans Cawarra, Queen Adelaide, Minchinbury, Herrick	• Beringer, Black Opal, Half Mile Creek, Kangaroo Ridge, Dallas-Conte
Value	<5	• Matthew Lang, Kaiser Stuhl, Glass Mountain, Lindemans Cellar Choice	

Price points

Source: Company websites; www.wine-searcher.com



Strong growth portfolio



% of total
100%
80
60
40
20
0
Luxury ($35+)
Ultra Premium ($19-$35)
35.7
2.1
Super Premium ($14-$19)
Premium ($11-$14)
Popular Premium ($8-$11)
Popular ($5-$8)
Value (<$5)
Global Combined Volume (M 9LE)
Global Combined Revenue ($B)

Market value growth rates (MAT to December 2004)

Australia	US	UK
-6%	14%	-5%
-0%	12%	-5%
10%	12%	9%
8%	6%	11%
8%	9%	17%
9%	1%	12%
2%	-2%	-38%
6%	5%	14%

Note: Volumes based on AC Nielsen volumes in USA, Australia and UK, scaled to total reported volumes by region; Revenues based on average AC Nielsen price points, scaled to total reported revenues by region; US growth rates are for Still Wine only; UK growth rates are for Branded Wines only
Source: AC Nielsen, MAT to December 2004

Synergy Benefits

	Estimated benefit per Target's Statement $m/pa	Estimated benefit BBWE Acquisition $m/pa
Production and packaging infrastructure: development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale	23	23
Procurement, logistics and warehousing: improvements	8	8
Sales operations: optimisation of sales operations including elimination of duplication of sales functions	71	71
Administrative functions: optimisation of administrative functions and other overhead duplication	58	46
	160	**148**
"At risk" planned benefits from Foster's group-wide "shared services initiatives"	**N/A**	**(15 – 20)**

Integration challenge

Deliver integration benefits and manage risks

- Focus on banking $148M in full, on time
- Deliver savings from current initiatives
  - BBWE's internal Wine Trade Review: $85M
  - Southcorp's Veraison, including $62M post FY06
- Manage revenue risk across all regions
- Establish 'best of both' management team
  - Smooth organisation transition

Deliver full potential from combined business

- Category captain status
- Increased on-premise leadership
- Global best practice
  - Supply chain
  - Brand management and consumer insight
- Take advantage of platform for additional strategic growth options

Integration focus

~$300M to be delivered through integration plan


EBITA
$300M
250
200
150
100
50
0
$295M
BBWE Wine Trade Review
Southcorp Full Potential*
Synergies
Full potential

*Savings beyond FY06
Source: Analyst reports, Target's Statement

Keys to successful integration

- "Follow the Money"
- Resolve "Power and People" issues
- Structured, but speedy, integration process
- Focus most people on running the business, not integration
- Win hearts and minds of employees

Build from Veraison

Similarities

- **Orderly, initiative driven approach to realise benefits – discipline and rigour required**
- **Program office in place to play coordination and monitoring role**
- **Dedicated resourcing for teams**
  - Right blend of internal and external support where required
  - Minimise distraction from day-to-day business

Differences

- **Strategic vision for combined business**
  - Align two different business models
- **Global coordination requirements**
  - Production/supply chain
  - End-to-end processes
  - Brand/portfolio
  - Best practice sharing (e.g. management of the trade)
  - People approach
- **Major organisation transition**
  - Cultural integration
  - Key talent retention
- **Integration risk**
  - In particular revenue

Proposed integration phases

Deal Agreement – Day "0" | **Deal Close - Day "1"**


I. Mobilize
II. Design the New Company
III. Make it Happen

Duration:

	I. Mobilize	II. Design the New Company	III. Make it Happen
Duration:	~30 Days	~100 Days	~1-2 Years

Key Activities:

I. Mobilize (~30 Days)

- Articulate vision for combined company
- Clarify integration objectives & principles
- Refine synergy estimates & set targets
- Identify key leaders & organize top mgmt
- Scope, resource & launch project teams
- Manage & track base businesses



Set the Stage

II. Design the New Company (~100 Days)

- Create detailed prioritised integration plans to capture synergies, including integration of existing initiatives
- Link detailed integration project plans into "Master Plan"
- Finalize synergy targets
- Develop Sales, Marketing & Distribution strategy
  - Customer strategy
  - Go-to-market model
  - 120 day sales & marketing plan
- Undertake cultural diagnostic
- Complete new org structure and succession plan
- Complete HR/IT and other key plans
- Announce "Top 100" leadership
- Complete all other critical "Day One" activities & decisions



Plan the Integration in Detail & Start Acting

III. Make it Happen (~1-2 Years)

- Combine organizations
- Establish business linkages
- Execute against detailed integration plans
- Accelerate synergy savings & share growth
- Articulate progress towards new vision
- Assess full potential of integrated operations



Capture the Value

Contents

Key financial metrics[1]

EPS accretive for both Southcorp and Foster's

- Impact on Southcorp EPS (pre significant items):
  - More than 20% EPS accretive in Year 1
  - More than 40% EPS accretive in Year 2

- Impact on Foster's EPS (pre significant items):
  - EPS accretive in Year 1
  - More than 5% EPS accretive in Year 2

Delivers strong returns

- Achieves WACC by Year 2

Industry leadership margins

- EBITA margin to exceed 25% by Year 2

1. Based on mid-point of indicative FGL ownership interest range (58.5%)

Key financial metrics[1]

Favourable credit metrics

- **Key credit ratios in Year 2:**
  - EBITDA interest cover > 6.0x
  - Total debt / EBITDA ~ 2.0x
  - Net debt / total capital ~ 25%

The transaction should not prevent the projected strong recovery in Southcorp's credit profile over the next 3 years

1. Based on mid-point of indicative FGL ownership interest range (58.5%)

Contents

Synergy Benefits – Production and packaging infrastructure

	Estimated benefit $m/pa
Facilities rationalisation ▪ Rationalise wineries ▪ Insourcing Foster's wine production ▪ Bilyara bottling capacity to Nuriootpa and Karadoc ▪ Depreciation saving	19
Viticulture rationalisation	4
	23

Synergy Benefits – Procurement, logistics and warehousing

	Estimated benefit $m/pa
Improved purchasing power dry goods, oak and company services	4
Extension of international distribution initiatives to Foster's and consolidation of activity to Outer Harbour	4
	8

Synergy Benefits – Sales operations

	Estimated benefit $m/pa
Australasia	22
UK / Europe	12
Americas	37
	71

Synergy Benefits – Administrative functions

	Estimated benefit Target's Statement $m/pa	Estimated benefit BBWE Acquisition $m/pa
Group production overheads	15	15
Corporate costs	43	31
	58	46

Key Issues, Approvals and Documents

1. Beringer Blass Wine Estates Acquisition

Key approvals and issues	Key documents
▪ Due diligence ▪ ACCC clearance ▪ Southcorp shareholder approval – ordinary resolution with no votes cast in favour of the resolution by Foster's or its Associates (Corporations Act s 611 item 7, ASX LR 7.1 and 10.1) ▪ Foreign regulatory approvals (including US, Canada, UK and EU competition clearances)	▪ Sale and purchase agreement ▪ Explanatory statement to accompany notice of general meeting ▪ Independent Expert's Report ▪ Competition authorities' filings

Key Issues, Approvals and Documents

2. Post-Transaction Governance Structure

Key issues	Key documents
▪ Board and management structure to reflect Southcorp's listed entity status with unrelated minority shareholding ▪ Shared services and other pricing arrangements	▪ Governance protocol, board charter in respect of independent directors and senior executive appointments ▪ Pricing and related party protocols to ensure legal compliance

3. Pro rata buy back

Key approvals and issues	Key documents
▪ Lodgement of offer document and explanatory statement with ASIC ▪ Ordinary resolution required	▪ Buy-back offer document ▪ Explanatory statement to accompany buy-back offer document

Share Buy Back

- Attractive to shareholders
- Efficient way to manage capital structure
- Gearing conservative post-merger
- Debt rating positive